Exhibit 2.1
MEMBERSHIP INTEREST PURCHASE AGREEMENT
among
the SELLERS party hereto,
FORTRESS NORTH AMERICA, LLC,
FRS GROUP LLC, and
COMPASS MINERALS INTERNATIONAL, INC.,
a Delaware corporation,
dated as of
May 5, 2023

CERTAIN PORTIONS OF THIS EXHIBIT HAVE BEEN REDACTED PURSUANT TO ITEM 601(A)(6) OF REGULATION S-K AND, WHERE APPLICABLE, HAVE BEEN MARKED WITH [***] TO INDICATE WHERE REDACTIONS HAVE BEEN MADE. THE MARKED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT CONTAINS INFORMATION THAT IF DISCLOSED WOULD CONSTITUTE A CLEARLY UNWARRANTED INVASION OF PERSONAL PRIVACY.

MEMBERSHIP INTEREST PURCHASE AGREEMENT
THIS MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”), dated as of May 5, 2023 the (“Effective Date”), is entered into by and among those Persons set forth on Exhibit A (each, an “FNA Seller,” and collectively, “FNA Sellers”); those Persons set forth on Exhibit B (each, an “FRS Seller,” and collectively, “FRS Sellers” and, together with FNA Sellers, each, a “Seller,” and collectively, “Sellers”); Fortress North America, LLC, a Delaware limited liability company (“FNA”); FRS Group LLC, a Delaware limited liability company (“FRS,” and together with FNA, each, a “Company,” and collectively, the “Companies”); COMPASS MINERALS INTERNATIONAL, INC., a Delaware corporation (“Buyer”); and MICHAEL ASHKER, in his capacity as sellers representative (“Sellers Representative”). As used in this Agreement, “Parties”, the Companies, the Sellers, Sellers Representative and/or Buyer.
RECITALS
WHEREAS, Compass Minerals America, Inc., a Delaware corporation and indirect wholly-owned subsidiary of Buyer (“CMA”), owns certain membership interests in FNA and FRS;
WHEREAS, FRS Sellers collectively own all of the issued and outstanding membership interests in FRS not owned by CMA, and FNA Sellers collectively own all of the issued and outstanding membership interests in FNA not owned by CMA; and
WHEREAS, Sellers desire to sell such membership interests to Buyer, and Buyer desires to purchase such membership interests from Sellers, subject to the terms and conditions set forth herein.
NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE I
DEFINITIONS
The following terms have the meanings specified or referred to in this Article I:
“Acquired Companies” means the Companies, together with their respective subsidiaries, if any, as of the Closing Date.
“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, including through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. As used in this definition, the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, including through one or more intermediaries, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.
“Ancillary Documents” means all other agreements, documents, instruments, or certificates delivered or required to be delivered by any party at the Closing pursuant to this Agreement.

“Balance Sheet” means the consolidated balance sheet of the Acquired Companies as of December 31, 2022.
“Balance Sheet Date” means the date of the Balance Sheet.
“Bonus Pool Amount” means $1,580,000.00.
“Business” means the research, development, production, marketing and sale of the Company Products.
“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in New York, New York are authorized or required by Law to be closed for business. Any event the scheduled occurrence of which would fall on a day that is not a Business Day shall be deferred until the next succeeding Business Day.
“Business EBITDA” means, with respect to any Calculation Period, the net income before interest, income taxes, depreciation and amortization of the Business for such period, determined in accordance with GAAP but applied and calculated in a manner derived from the consolidated financial statements of Buyer for the relevant periods in which the applicable Calculation Period occurs.
“Business EBITDA Target” means, with respect to any Calculation Period, the amount set forth on Exhibit F opposite such Calculation Period.
“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act of 2020 (Pub. L. 116-136), as may be amended or modified, and any administrative or other guidance published with respect thereto by any Governmental Authority.
“Calculation Period” means the twelve (12) month period commencing on January 1, 2023 and concluding on December 31, 2023, and each successive twelve (12) month period concluding on December 31 of each calendar year until the conclusion of the Earn-Out Period.
“Closing Cash Payment” means (a) $27,000,000.00; minus (b) the Bonus Pool Amount; minus (c) the aggregate amount of Leakage set forth in the Closing Statement; minus (d) the amount of the Closing Stock Payment (if any).
“Closing Payment” means the Closing Cash Payment and the Closing Stock Payment, if any.
“Closing Stock Payment” means CMI Shares representing an aggregate value equal to the amount that Buyer elects to pay in CMI Shares pursuant to Section 2.04 The Closing Stock Payment shall be calculated based on the volume-weighted average trading price for Buyer common stock on the NYSE for each of the five (5) trading days immediately prior to the Closing Date (the “Closing Stock Payment Price”).
“CMI Shares” means those shares of common stock, par value $0.01 per share, of Buyer to be issued to Sellers in accordance with the terms of this Agreement.
“Code” means the Internal Revenue Code of 1986, as amended.

“Company Sale” has the meaning set forth in Exhibit F.
“Consent” means any approval, authorization, consent, ratification, permission, exemption or waiver or the expiration, lapse or termination of any waiting period (including any extension thereof) under any applicable antitrust Law.
“Contract” means any contract, agreement or other legally binding instrument, including any note, bond, mortgage, deed, indenture, insurance policy, commitment, undertaking, promise, lease, sublease, license or sublicense or joint venture, in each case whether written or oral.
“Disclosure Statement” means the Disclosure Statement prepared by Sellers and delivered to Buyer with respect to this Agreement.
“Earn-Out Payment” means, with respect to any Calculation Period during the Earn-Out Period, an amount equal to: (i) thirty cents ($0.30); multiplied by (ii) the aggregate number of gallons of Company Products sold by Buyer or its Affiliates (including the Acquired Companies) during such Calculation Period to non-Affiliated third parties; multiplied by (iii) the Business EBITDA Threshold Multiplier. For the purposes of this Agreement, the “Company Products” means chemical flame retardant products that (x) have been developed by the Acquired Companies prior to the date hereof, (y) are in development by the Acquired Companies as of the date hereof, or (z) are predominately based on magnesium chloride formulations and derived from the chemical flame retardant products described in clauses (x) or (y); provided that Company Products will not include products produced by other business or assets that CMI or its Affiliates may otherwise acquire, or products independently developed by CMI or its Affiliates and which are wholly separate from the Acquired Companies. For the purposes of this Agreement, the “Business EBITDA Threshold Multiplier” means (A) if the Business EBITDA for such Calculation Period is equal to or greater than the Business EBITDA Target for such Calculation Period, an amount equal to one (1), (B) if the Business EBITDA for such Calculation Period is greater than fifty percent (50%) of the Business EBITDA Target for such Calculation Period, but less than one hundred percent (100%) of the Business EBITDA Target for such Calculation Period, an amount equal to (x) the sum of the Business EBITDA for the Calculation Period minus fifty percent (50%) of the Business EBITDA Target, divided by (y) fifty percent (50%) of the Business EBITDA Target, or (C) if the Business EBITDA for such Calculation Period is equal to or less than fifty percent (50%) of the Business EBITDA Target for such Calculation Period, an amount equal to zero (0) (and for the avoidance of doubt, in such case, no Earn-Out Payment will be payable for such Calculation Period).
“Earn-Out Period” means the period beginning on the Closing Date and ending on the December 31, 2032.
“Earn-Out Sellers” means those Sellers entitled to receive the Earn-Out Payment, as set forth on the Sellers Allocation Schedule.
“Encumbrance” means any adverse interest, community property interest, hypothecation, condition, equitable interest, lien (statutory or other), pledge, mortgage, deed of trust, security interest, charge, claim, easement, encroachment, encumbrance, license, sublicense, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.
“Excess Net Proceeds” has the meaning set forth in Exhibit F.

“Family Member” means, with respect to any individual: (a) such Person’s spouse; (b) each parent, brother, sister or child of such Person or such Person’s spouse; (c) the spouse of any Person described in clause (b) above; (d) each child or parent of any Person described in clauses (a), (b) or (c) above; (e) each trust created for the benefit of one or more of the Persons described in clauses (a) through (d) above; and (f) each custodian or guardian of any property of one or more of the Persons described in clauses (a) through (e) above in his or her capacity as such custodian or guardian.
“Financial Statements” means the compiled unaudited financial statements consisting of the balance sheets and related statements of income, cash flows and members’ equity of the Acquired Companies as of and for the fiscal years ended December 31, 2022, December 31, 2021 and December 31, 2020 (including, in each case, any related notes thereto).
“FNA LLC Agreement” means that certain Second Amended and Restated Limited Liability Company Agreement of FNA dated as of October 15, 2021, as amended or modified from time to time.
“FNA Units” means those certain Class A Member Units, Voting Common Member Units, Nonvoting Common Member Units, and vested (whether pursuant to underlying grant agreements or accelerated pursuant to the terms of this Agreement) Incentive Units (the “Incentive Units”) of each FNA Seller, excluding in each case such equity interests owned by Buyer or any of its Affiliates as of the date hereof.
“Fraud” means, with respect to a party, actual and intentional fraud with respect to the making of any representation, warranty, covenant or agreement in this Agreement, an Ancillary Document or in connection with the transactions contemplated by this Agreement or any Ancillary Document.
“FRS LLC Agreement” means that certain Second Amended and Restated Limited Liability Company Agreement of FRS dated October 15, 2021, as amended or modified from time to time.
“FRS Units” means those certain Class A Member Units, Class B Member Units, and vested (whether pursuant to underlying grant agreements or accelerated pursuant to the terms of this Agreement) Class C Units of each FRS Seller, excluding in each case such equity interests owned by Buyer or any of its Affiliates.
“FWIG” means Fortress Wildfire Insurance Group, LLC, a Delaware limited liability company.
“FWIG Note” means that certain Convertible Promissory Note, dated as of April 22, 2022, issued by FWIG to FNA in the original aggregate principal amount of $1,000,000.00.
“GAAP” means generally accepted accounting principles as in effect in the United States of America from time to time.
“Governmental Authority” means any federal, state, provincial, local or foreign government, governmental authority or political subdivision thereof, tribunal, commission or any regulatory body, agency or instrumentality of such government or political subdivision, or any self-

regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.
“Governmental Order” means any order, writ, judgment, decision, ruling, stipulation, restriction, assessment, injunction, decree, stipulation, determination, award or decree of, or entered by, with or under the supervision of, any Governmental Authority.
“Intellectual Property” means any and all of the following arising pursuant to the Laws of any jurisdiction throughout the world: (a) trademarks, service marks, trade names, corporate names, social media identifiers and similar indicia of source or origin, all registrations and applications for registration thereof, and the goodwill connected with the use of and symbolized by the foregoing; (b) copyrights and copyrightable works, and all registrations and applications for registration thereof; (c) trade secrets, know-how and other proprietary confidential information; (d) inventions and invention disclosures, patents and patent applications; (e) internet domain name registrations; and (f) other worldwide intellectual property and related proprietary rights.
“Key Sellers” means Robert Burnham, Michael Ashker, Joseph McLellan, Tom Davis and Robert Baird.
“Law” means any international, national, federal, state or local statute, law, ordinance, regulation, rule, code, order, constitution, treaty, convention, common law, judgment, decree, other similar requirement or rule of law enacted, adopted, promulgated or applied by any Governmental Authority, each as amended and not and hereafter in effect.
“Leakage” means, other than Permitted Leakage, the sum of the amounts resulting from any of the following events, in each case, to the extent occurring after the Balance Sheet Date and prior to (or, in the case of clause (h) below that relates to a portion of a taxable period ending on) the Closing:
(a)    the making, declaration or payment of any dividend or other distribution (whether in cash or in kind) or any return of capital (whether by redemption, purchase or repurchase of equity interests or otherwise) by any of the Acquired Companies (other than solely among the Acquired Companies) to or for the benefit of any Leakage Party;
(b)    any (i) waiver, release or forgiveness by any of the Acquired Companies of any indebtedness owed by, or other Liability of, any Leakage Party to any of the Acquired Companies, or any change to the terms of such indebtedness or Liability that is adverse to the Acquired Companies or (ii) extension of any loan, advance, capital contribution or other investment by any of the Acquired Companies to or for the benefit of any Leakage Party (other than solely among the Acquired Companies) (provided that, in the case of any loan, advance, distribution, capital contribution or other transfer made solely among the Acquired Companies for purposes of facilitating any of the actions described in clauses (i) and (ii), the anticipated net Tax incurred or payable by any of the Acquired Companies attributable to or arising out of such loan, advance, distribution, capital contribution or other transfer shall constitute Leakage);
(c)    any payment by or on behalf of any of the Acquired Companies to or for the benefit of any Leakage Party, including any payment for services provided to any of the Acquired

Companies by any Leakage Party (other than payments of for services rendered in the ordinary course of business and approved by the Board of Managers of the Acquired Companies);
(d)    any liabilities assumed, indemnified or incurred by or on behalf of any of the Acquired Companies for the benefit of any Leakage Party and any guarantees entered into by or on behalf of any of the Acquired Companies in respect of any Liability of any Leakage Party;
(e)    any transfer of assets, properties, rights or other benefits by or on behalf of any of the Acquired Companies to or for the benefit of any Leakage Party, including any transfers of cash to the Sellers Representative Fund;
(f)    any Encumbrance (other than Permitted Encumbrances) created over any of the assets, properties, rights or other benefits of any of the Acquired Companies in favor of or for the benefit of any Leakage Party and that is not released as of the Closing;
(g)    any agreement, arrangement or other commitment by any of the Acquired Companies to do any of the things set out in clauses (a) through (f) above; or
(h)    the anticipated Tax incurred or payable by any of the Acquired Companies in connection with, attributable to or arising out of any of the items set out in clauses (a) through (g) above.
For the avoidance of doubt, “Leakage” shall not include any amounts resulting from the events set forth in the foregoing clauses (a) through (g) that are paid or payable to Buyer or its Affiliates.
“Leakage Party” means Sellers, their Family Members and their and their Family Members’ respective Affiliates (other than the Acquired Companies) and each of their respective officers, directors, managers, employees, shareholders, members, partners, controlling persons, portfolio companies, incorporators, managers, trustees, agents and Representatives.
“Legal Proceeding” means any claim, litigation, action, suit (whether civil, criminal, administrative, judicial or investigative), audit, hearing, investigation, binding arbitration or mediation or proceeding, in each case commenced, brought, conducted, heard before or otherwise involving any Governmental Authority, arbitrator or mediator.
“Liabilities” means any and all indebtedness, liabilities, commitments or obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured, liquidated or unliquidated, determined or determinable, on or off-balance sheet, and whether arising in the past, present or future, and including those arising under any Contract, Legal Proceeding or Governmental Order.
“Losses” means all losses, damages, costs, expenses, Liabilities, Taxes, interest, deficiencies, settlements, awards, judgments, fines, assessments, penalties, offsets, expenses, diminutions in value, Legal Proceedings or other charges of any kind, including reasonable attorneys’ fees, costs of investigation and costs of enforcing any right to indemnification hereunder or pursuing any insurance providers.

“Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or would reasonably be expected to be, materially adverse to: (a) the business, results of operations, financial condition or assets of the Acquired Companies; or (b) the ability of Sellers to consummate the transactions contemplated hereby; provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change to the extent, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which any Company operates; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; or (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; provided, however, that any event, occurrence, fact, condition or change referred to in clauses (i) through (iii) immediately above shall be taken into account in determining whether such an effect has occurred to the extent that such event, occurrence, fact, condition or change has a disproportionate effect on the Acquired Companies compared to other participants in the industries in which the Acquired Companies operate (in which case, only the incremental disproportionate adverse effect may be taken into account in determining whether such an effect has occurred).
“Milestone Payments” mean, collectively, a combination of CMI Shares and cash representing an aggregate value of $28,000,000.00, with such CMI Shares, if any, having a value at the time of Closing calculated by the volume-weighted average trading price for Buyer common stock on the NYSE for each of the five (5) trading days immediately prior to the Closing Date. In no event shall the Sellers be entitled to any payments with respect to the Milestones in excess of $28,000,000.00.
“Milestone Sellers” means those Sellers entitled to receive the Milestone Payments, as set forth on the Sellers Allocation Schedule.
“NYSE” means the New York Stock Exchange.
“Organizational Documents” means: (a) in the case of a Person that is a corporation, its articles or certificate of incorporation and its by-laws, regulations or similar governing instruments required by the Laws of its jurisdiction of formation or organization; (b) in the case of a Person that is a partnership, its articles or certificate of partnership, formation or association, and its partnership agreement (in each case, limited, limited liability, general or otherwise); (c) in the case of a Person that is a limited liability company, its articles or certificate of formation or organization, and its limited liability company agreement or operating agreement; and (d) in the case of a Person that is none of a corporation, partnership (limited, limited liability, general or otherwise), limited liability company or natural person, its governing instruments as required or contemplated by the Laws of its jurisdiction of organization.
“Pass-Through Tax Return” means a Tax Return that reports taxable income with respect to a Company but with respect to which the Sellers (or their respective direct or indirect beneficial owners) are required to pay the related Tax.
“Permits” means all permits, licenses, consents, franchises, approvals, privileges, immunities, authorizations, exemptions, registrations, certificates, variances and similar rights obtained or required to be obtained from Governmental Authorities.
“Permitted Encumbrance” means (a) Encumbrances for current Taxes not yet due and payable or for Taxes that are being contest in good faith by appropriate proceedings and for which adequate reserves have specifically been established in the Balance Sheet in accordance with GAAP; (b) statutory Encumbrances to secure claims for labor, materials, or supplies in favor of carriers, warehousemen, mechanics and materialmen, arising or incurred in the ordinary course of business consistent with past practice (i) that relate to obligations that are not delinquent or that an Acquired Company is contesting in good faith by appropriate proceedings, (ii) for which adequate reserves have specifically been established in the Balance Sheet and (iii) that are not, individually or in the aggregate, material to the business of the Acquired Companies; (c) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, or similar programs mandated by Law; and (d) non-exclusive licenses of Intellectual Property granted by any Acquired Company in the ordinary course of business and which do not (in any case or in the aggregate) materially detract from the value of such Intellectual Property rights subject thereto.
“Permitted Leakage” means:
(a)    the payment of any compensation (including equity-based compensation), severance, or benefits, or reimbursement of reasonable costs or expenses paid or payable in the ordinary course of business to or for the benefit of any Leakage Party who is a director, officer or employee of, or individual consultant or independent contractor to, the Acquired Companies as of the date of this Agreement and in connection with such Person’s services as a director, officer, employee or individual consultant or independent contractor, including pursuant to any benefit plan;
(b)    any in-kind distribution to any Leakage Party of its pro rata share of the FWIG Note made in accordance with the FNA LLC Agreement; and
(c)    any payment or other action made by or on behalf of the Acquired Companies at the written request of Buyer.
“Person” means any individual, corporation, general or limited partnership, joint venture, limited liability company, business trust, joint stock company, firm, Governmental Authority, unincorporated organization, trust, association or other entity or organization (whether or not a legal entity).
“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date.
“Pro Rata Share” means, for each Seller, the percentage determined by dividing: (a) the aggregate value that such Seller receives as part of the Closing Payment; by (b) the total aggregate value that is transferred to Sellers as part of the Closing Payment.
“Recoverable Leakage” means the aggregate amount of all Leakage (other than Permitted Leakage) not included in the amount of Leakage set forth in the Closing Statement.
“Representative” means, with respect to any Person, any and all directors/managing members, managers, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

“Sellers’ Knowledge” means, as to a particular matter, the knowledge of any one or more of Robert Burnham and Michael Ashker, and the knowledge such individuals would have acquired in the exercise of due inquiry of his direct reports.
“Sellers Allocation Schedule” means the schedule setting forth the allocation of the Purchase Price among the Sellers in the form delivered by Sellers Representative to Buyer at least five (5) Business Days prior to the Closing Date.
“Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.
“Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, social security (or similar, including FICA), disability, estimated, excise, alternative, add-on minimum severance, environmental, stamp, occupation, premium, escheat, unclaimed property, property (real or personal), real property gains, capital stock, windfall profits, customs, duties or other taxes, fees, imposts, levies, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties, whether disputed or not.
“Taxing Authority” means any U.S. federal, state, local or foreign Governmental Authority (including any subdivision and any revenue agency of a jurisdiction) imposing Taxes and the agencies, if any, charged with the collection of such Taxes for such jurisdiction.
“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document filed or required to be filed with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
“Units” means, collectively, the FNA Units and the FRS Units.
ARTICLE II
PURCHASE AND SALE
Section 2.01    Purchase and Sale. Subject to the terms and conditions set forth herein, at the Closing, each Seller shall sell, assign, transfer and convey to Buyer, and Buyer shall purchase, acquire and accept from such Seller, all of such Seller’s right, title and interest in and to the Units, free and clear of all Encumbrances, owned by such Seller for the aggregate consideration set forth in Section 2.02.
Section 2.02    Purchase Price.
(a)    The aggregate purchase price for the Units (the “Purchase Price”) shall be: (i) the Closing Payment; plus (ii) the Milestone Payments; plus (iii) the Earn-Out Payments.
(b)    The Purchase Price will be allocated between the FNA Units and the FRS Units as set forth on Section 2.02(b). To the extent any adjustment to the Purchase Price pursuant to this Article II or elsewhere in this Agreement is specifically attributable to one but not both of the Companies, such adjustment shall adjust only the amounts paid for the Units of such Company, as applicable. To the extent any such adjustment is not specifically attributable to one Company, such amounts shall be allocated among the Companies in the same proportion as set forth on Section 2.02(b). The Parties agree (and agree to cause each of their respective Affiliates) to utilize such allocation (as may be required to be adjusted pursuant to the two immediately preceding sentences) for all Tax purposes, including the filing of all Tax Returns and in the course of all Tax-related proceedings, unless otherwise required by applicable Law.
(c)    Acquiom Financial LLC, a Colorado limited liability company (in its capacity as the payments administrator, the “Paying Agent”), shall effect the payment of the applicable amount of the Purchase Price attributed to the FNA Units and the FRS Units, as applicable. On or prior to the Closing Date, the Paying Agent, Buyer and Sellers Representative shall enter into a Payments Administration Agreement in substantially the form set forth in Exhibit C attached hereto (the “Paying Agent Agreement”).
(d)    The Paying Agent shall pay to each Seller who has delivered a duly executed Letter of Transmittal in substantially the form set forth in Exhibit D attached hereto (each a “Letter of Transmittal”), the portion of the Purchase Price to which such Seller is entitled in accordance with the Sellers Allocation Schedule. Until the Letter of Transmittal has been so delivered to the Paying Agent by each Seller pursuant to the Paying Agent Agreement, the Paying Agent shall not be required to pay to such Seller the Purchase Price to which such Seller would otherwise have been entitled pursuant to this Agreement. In making the payments required to be made by Parent pursuant to this Article II, Buyer and the Paying Agent shall be entitled to rely (without an independent inquiry or verification and without having any liability to any Person in connection with the determination of such amounts) on the accuracy of the allocations set forth in the Sellers Allocation Schedule.
(e)    Any cash amount payable to any Seller pursuant to this Article II shall be rounded up or down to the nearest whole cent.
(f)    Any portion of the Purchase Price that remains unclaimed by any Seller twenty-four (24) months after the date on which it becomes payable to such Seller as a result of a failure by such Seller to deliver a Letter of Transmittal (or, if earlier, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority), shall be returned to Buyer by the Paying Agent and shall become, to the extent permitted by applicable Law, the property of Buyer free and clear of any claims or interest of any Person previously entitled thereto.
(g)    Pursuant to Section 2.03(a)(ii), Buyer will be responsible for the initial setup fees of the Paying Agent as set forth in the Paying Agent Agreement. Sellers shall bear (whether as a deduction to payments to such Sellers or through the Sellers Representative Fund) the per payment fees and any fees other than the initial setup fees, in each case, of the Paying Agent as set forth in the Paying Agent Agreement.
Section 2.03    Transactions to be Effected at the Closing.
(a)    At the Closing, Buyer shall (i) deposit, or cause to be deposited, the Closing Cash Payment with the Paying Agent, to be distributed by the Paying Agent to Sellers in accordance with the Paying Agent Agreement and the Sellers Allocation Schedule; and (ii) pay to the Paying Agent the initial setup fees of the Paying Agent as set forth in the Paying Agent Agreement.

(b)    At the Closing, Buyer shall deliver to the Sellers, as applicable:
(i)    an executed counterpart to the Paying Agent Agreement, duly executed by Buyer;
(ii)    if applicable, such instruments, agreements, or certificates, in form satisfactory to the parties and duly executed by Buyer evidencing the issuance of a number of CMI Shares (the “Transfer Instruments”) representing such Seller’s allocation of the Closing Payment as set forth on Sellers Allocation Schedule;
(iii)    an executed counterpart to an Employment Agreement between FNA and Robert Burnham, in form and substance satisfactory to Buyer (the “Burnham Employment Agreement”);
(iv)    an executed counterpart to an Employment Agreement between FNA and Michael Ashker, in form and substance satisfactory to Buyer (the “Ashker Employment Agreement”);
(v)    an executed counterpart to each other Ancillary Document to which it is a party (if such Ancillary Document has not been executed and delivered prior thereto);
(vi)    a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Buyer certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of Buyer authorizing the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby; and
(vii)    a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Buyer certifying the names and signatures of the officers of Buyer authorized to sign this Agreement and Ancillary Documents.
(c)    At the Closing, Sellers Representative shall deliver, or cause to be delivered:
(i)    to Buyer a counterpart signature to the Paying Agent Agreement, duly executed by Sellers Representative and Paying Agent;
(ii)    to Buyer copies of all Retention Agreements entered into with Incentive Unitholders in accordance with Section 2.05(b);
(iii)    an executed counterpart to the Burnham Employment Agreement, duly executed by Mr. Burnham;
(iv)    an executed counterpart to the Ashker Employment Agreement, duly executed by Mr. Ashker;
(v)    a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of each of FRS and FNA certifying that attached thereto are true and complete copies of all resolutions adopted by the Board of Managers of FRS and FNA, as applicable, authorizing the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby; and
(vi)    a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of each of FNA and FRS certifying the names and signatures of the officers of each company authorized to sign this Agreement and the Ancillary Documents.
(d)    At the Closing, each Seller shall deliver to Buyer:
(i)    an assignment of such Seller’s Units to Buyer in form and substance reasonably satisfactory to Buyer (the “Assignment”), duly executed by such Seller;
(ii)    an executed counterpart to each other Ancillary Document to which it is a party (if such Ancillary Document has not been executed and delivered prior thereto); and
(iii)    a duly completed Form W-9, duly executed by each Seller.
Section 2.04    Closing Stock Payment. Buyer may elect to pay all or any portion of the Closing Payment with CMI Shares in lieu of cash by providing written notice to Sellers Representative no later than five (5) Business Days before the Closing Date specifying the aggregate amount of such Closing Stock Payment. If Buyer elects to make the Closing Stock Payment, then at the Closing, Buyer shall deliver to each Seller Transfer Instruments, pursuant to Section 2.03(b)(ii), for such Seller’s allocation of the Closing Stock Payment, as set forth on the Sellers Allocation Schedule.
Section 2.05    Incentive Units; Bonus Pool.
(a)    Subject to the terms of the applicable equity documents for the holders of Incentive Units of FNA and Class C Units of FRS (the “Incentive-Based Units”), (i) the vesting of all Incentive-Based Units subject to time-based vesting shall be accelerated immediately prior to Closing, so that all such Incentive-Based Units are fully vested and will be allocated a portion of the Purchase Price in accordance with this Agreement and (ii) any unvested Incentive-Based Units subject to performance-based vesting will be terminated immediately prior to Closing, with no allocation of any portion of the Purchase Price. As of the Closing, no Incentive-Based Units shall remain outstanding, and no holder shall have any rights with respect of any previously outstanding Incentive-Based Units except as expressly contemplated by this Agreement.
(b)    Buyer acknowledges that upon Closing, certain holders of Incentive-Based Units (the “Incentive Unitholders”) will not receive any portion of the Purchase Price. Buyer acknowledges and agrees that on or before the Closing, a portion of the Closing Payment equal to the Bonus Pool Amount shall be allocated to a bonus pool (the “Bonus Pool”), and the Company shall award bonuses from the Bonus Pool (“Bonuses”) to certain service providers (which may include the Incentive Unitholders) in the Company’s reasonable discretion and subject to Buyer’s reasonable consent (which shall not be unreasonably withheld or delayed). Bonuses awarded from the Bonus Pool may be subject to the terms and conditions of certain Retention Agreements (each, a “Retention Agreement” and, collectively, the “Retention Agreements”) to be entered into between the Companies and the applicable Incentive Unitholders. For any Bonuses not paid on or before the Closing, Buyer agrees that the Companies shall distribute any such amounts pursuant to the terms of the Retention Agreements.
Section 2.06    Closing. Subject to the terms and conditions of this Agreement, the purchase and sale of the Units contemplated hereby shall take place at a closing (the “Closing”) to be held contemporaneously with the execution and delivery of this Agreement remotely by exchange of documents and signatures (or their electronic counterparts) (the day on which the Closing takes place being the “Closing Date”). The Closing will be deemed effective as of 12:00 p.m. Central Time for all purposes hereunder.
Section 2.07    Milestone Payments.
(a)    Timing of Milestone Payments. Set forth on Exhibit E are certain performance milestones with respect to the Companies (each, a “Milestone”). Upon the achievement of any Milestone by the Companies, the applicable Milestone Payment shall be deemed earned by the Milestone Sellers. Any Milestone Payment payable to the Milestone Sellers hereunder shall be paid on the later of: (i) January 3, 2024 or (ii) the date such Milestone is achieved by the Companies. Milestone Payments shall be payable in cash or in CMI Shares as Buyer shall elect in its sole discretion. Notwithstanding anything to the contrary in this Agreement, if Buyer elects to pay any Milestone Payment in CMI Shares, fifty percent (50%) of such Milestone Payment payable to Robert Burnham or Michael Ashker (the “Re-Vest Portion”) shall be subject to transfer and forfeiture restrictions set forth in the Burnham Employment Agreement or Ashker Employment Agreement, as applicable. No later than ten (10) Business Days (or such later date as Sellers Representative may, in his reasonable discretion, elect on behalf of each eligible Seller via written notice to Buyer) after the achievement by the Companies of any Milestone, Buyer shall deliver to each Milestone Seller, as applicable based on Buyer’s election, (i) an amount in cash, via wire transfer to the Paying Agent of the immediately available funds to be further delivered by the Paying Agent to each such Milestone Seller, and (ii) such Transfer Instruments reflecting the transfer of a number of CMI Shares representing the remainder of such Milestone Payment not paid in cash pursuant to clause (i) above (if any), in each case, representing such Milestone Seller’s pro rata portion as set forth in the Seller Allocation Schedule of the applicable Milestone Payment due upon achievement of such Milestone, as set forth on Exhibit E, subject to any transfer and/or forfeiture restrictions applicable to the Re-Vest Portion as contemplated by the Burnham Employment Agreement or Ashker Employment Agreement, as applicable.
(b)    Milestone Payment Forfeiture. Sellers acknowledge and agree that all Milestone Payments must be earned within five (5) years of the Effective Date (the “Milestone Deadline”). On the Milestone Deadline, any unachieved Milestones, including any unearned Milestone Payments, shall be automatically deemed forfeited by the Sellers, and Sellers shall have no right to any unearned Milestone Payments thereafter; provided, however, that on the Milestone Deadline any obligations of Buyer to pay to the Milestone Sellers any Milestone Payments earned prior to the Milestone Deadline shall survive.
(c)    Company Sale. Buyer agrees that from the date of this Agreement and continuing thereafter, upon the occurrence of a Company Sale, any unearned or unpaid Milestone

Payments due hereunder shall be deemed fully earned by Sellers. Buyer agrees that either prior to or in conformity with the terms of such Company Sale, Buyer shall promptly execute and deliver such instruments, agreements, certificates, and documents as Sellers Representative deems necessary, in his reasonable discretion and with the advice of counsel, to evidence the payment of all Milestones and payment in cash or transfer of CMI Shares thereunder, as appliable. For the avoidance of doubt, in the event of any such Company sale, the Milestone Payments payable to the Sellers in connection with such Company Sale shall be paid in cash or in CMI Shares as Buyer shall elect in its sole discretion.
(d)    Indemnification Set-Off. Notwithstanding anything in this Section 2.07 to the contrary and subject to a final disposition of any disputed indemnification amounts pursuant to Article VI, Buyer shall have the right, but not the obligation, to set off against any Milestone Payment payable pursuant to this Section 2.07 any amounts to which Buyer or any Buyer Indemnitee may be entitled to indemnification, payment or reimbursement from the Sellers pursuant to this Agreement or any Ancillary Document (including for indemnification pursuant to Article VI), in full or partial satisfaction of such obligation.
Section 2.08    Earn-Out.
(a)    Determination of Earn-Out Payments.
(i)    On or before the date which is thirty (30) days after the completion of Buyer’s quarterly un-audited consolidated financial statements for the calendar quarter in which the applicable Calculation Period ends, Buyer shall prepare and deliver to Sellers Representative a written statement (an “Earn-Out Statement”) setting forth in reasonable detail its calculation of the Earn-Out Payment for the applicable Calculation Period (an “Earn-Out Calculation”).
(ii)    Sellers Representative shall have ten (10) days after receipt of the Earn-Out Statement for each Calculation Period (a “Review Period”) to review the Earn-Out Statement. During the Review Period, Sellers Representative and its accountants, attorneys, and other representatives shall have the right to inspect the books and records of Buyer and its Affiliates during normal business hours at Buyer’s offices, upon reasonable prior notice and solely for purposes reasonably related to the determination of the Earn-Out Payment. Prior to the expiration of the Review Period, Sellers Representative may object to the Earn-Out Calculation set forth in the Earn-Out Statement for the applicable Calculation Period by delivering a written notice of objection (an “Objection Notice”) to Buyer. Any Objection Notice shall specify the items disputed by Sellers Representative and shall describe in reasonable detail the basis for such objection, as well as the amount in dispute. If Sellers Representative fails to deliver an Objection Notice to Buyer prior to the expiration of the Review Period, then the Earn-Out Calculation set forth in the Earn-Out Statement shall be final and binding upon the Parties. If Sellers Representative timely delivers an Objection Notice, Buyer and Sellers Representative shall negotiate in good faith to resolve the disputed items and agree upon the Earn-Out Calculation and the resulting Earn-Out Payment for the applicable Calculation Period. If Buyer and Sellers Representative are unable to reach agreement within thirty (30) days after such an Objection Notice has been given, any disputes related to the accuracy of the Earn-Out Calculation and the calculations set forth in the Earn-Out Statement shall be promptly referred to an impartial nationally recognized firm of independent certified accountants, other than those accountants used within the preceding two (2) years by the Company, Buyer, appointed by mutual agreement of Buyer and Sellers Representative (the “Independent Accountants”). The Independent Accountant shall be directed to render a written report on such disputed items with respect to the applicable Earn-Out Calculation as promptly as practicable, but in no event greater than thirty (30) days after such submission to the Independent Accountant, and to resolve only such unresolved disputed items set forth in the Objection Notice. If such unresolved disputed items are submitted to the Independent Accountant, Buyer and Sellers Representative shall each furnish to the Independent Accountant such work papers, schedules and other documents and information relating to the unresolved disputed items as the Independent Accountant may reasonably request. The Independent Accountant shall resolve such disputed items based solely on the applicable definitions and other terms in this Agreement and the presentations by Buyer and Sellers Representative, and not by independent review. The resolution of the dispute and the calculation of the Earn-Out Payment that is the subject of the applicable Objection Notice by the Independent Accountant shall be final and finding on the Parties. The fees and expenses of the Independent Accountant shall be borne by Sellers Representative and Buyer in proportion to the amounts by which their respective calculations of the Earn-Out Payment differ from the Earn-Out Payment as finally determined by the Independent Accountant. The Independent Accountant shall not render any opinion, finding or resolution (A) related to the covenants or agreements in Section 2.08(c) or Section 2.08(d) or (B) other than as related to the accuracy of the Earn-Out Calculation and the calculations set forth in the Earn-Out Statement.
(b)    Timing of Earn-Out Payments. Each Earn-Out Payment shall be paid in full no later than five (5) Business Days following the date upon which the determination of the Earn-Out Calculation for the applicable Calculation Period becomes final and binding as provided in Section 2.08(a)(i). Buyer shall pay to each Earn-Out Seller its allocated share of any Earn-Out Payment, as set forth on the Sellers Allocation Schedule, by wire transfer of immediately available funds, to be further delivered by the Paying Agent to each such Earn-Out Seller.
(c)    Post-Closing Covenants.
(i)    Subject to the terms of this Agreement and the Ancillary Documents, during the Earn-Out Period, Buyer:
(A)    shall use Commercially Reasonable Efforts to maximize the sale of chemical flame retardant by Buyer and its subsidiaries;
(B)    shall not, directly or indirectly, take any actions in bad faith that would have the purpose of avoiding or circumventing any of the Earn-Out Payments; and
(C)    shall (1) operate the Acquired Companies (including in all of the Acquired Companies’ dealings with the U.S. Forest Service and the U.S. Department of Agriculture) under their existing name and branding for a period of two (2) years following the Closing and (2) use Commercially Reasonable

Efforts to operate the Acquired Companies as wholly-owned subsidiaries substantially separate from Buyer.
(ii)    Notwithstanding anything to the contrary herein, but subject to Section 2.08(c)(i), following the Closing, Buyer shall have sole discretion with regard to all matters relating to the operation of the Acquired Companies and the Business.
(iii)    “Commercially Reasonable Efforts” means, with respect to the efforts to be expended by Buyer pursuant to this Section 2.08(c), commercially reasonable efforts to accomplish such objective, activity or decision as Buyer would normally use to accomplish a similar objective, activity or decision under similar circumstances, taking into account, among other factors: (A) the expected and actual competitiveness of alternative products sold by third parties in the marketplace, (B) the expected and actual product profile of the Company Products, (C) the expected and actual patent and other proprietary position of the Company Products, (D) the expected and actual profitability and return on investment of the Company Products, or other compounds or products in Buyer’s or its subsidiaries’ portfolio of compounds or products, (E) the expected or actual (1) third party costs and expenses and (2) milestone and earn-out payments payable to third parties (including to the Earn-Out Sellers pursuant to this Agreement).
(d)    Acceleration upon Sale.
(i)    If a Company Sale occurs within two (2) years following the Closing Date, then: (A) Buyer shall provide Sellers Representative with written notice of such Company Sale at least five (5) Business Days prior to the closing of such Company Sale, which notice shall describe the material terms of the Company Sale; and (B) Sellers Representative shall be afforded a one-time irrevocable option, exercisable by Sellers Representative delivering written notice to Buyer prior to the closing of the Company Sale, to elect for the Earn-Out to be accelerated in accordance with this Section 2.08(d) (the “Acceleration Option”).
(ii)    If the Acceleration Option is exercised in accordance with this Section 2.08(d), then: (A) Buyer shall pay to the Earn-Out Sellers, as soon as practicable but in any event within five (5) Business Days following the closing of such Company Sale, an amount in cash equal, in the aggregate, to (i) the Excess Net Proceeds resulting from such Company Sale multiplied by (ii) Fifty Five Percent (55%) (the “Accelerated Payment”); (B) Buyer shall pay each Earn-Out Seller its allocated share of the Accelerated Payment, as set forth on the Sellers Allocation Schedule, by wire transfer of immediately available funds to such bank account as such Earn-Out Seller may direct Buyer in writing from time to time; and (C) the Accelerated Payment shall be paid in lieu of any remaining Earn-Out Payments, and upon payment in full of the Accelerated Payment applicable to such Earn-Out Seller by Buyer, such Earn-Out Seller shall not be entitled to any future Earn-Out Payments and Buyer shall have no liability with respect thereto.
(iii)    For the avoidance of doubt, if a Company Sale occurs after the date that is the second (2nd) anniversary of the Closing Date, or if the Acceleration Option is not exercised in accordance with this Section 2.08(d), Buyer shall not be obligated to pay an

Accelerated Payment, but the provisions of this Section 2.08 shall be binding upon Buyer’s successors and/or assigns.
(e)    Indemnification Set-Off. Notwithstanding anything in this Section 2.08 to the contrary and subject to a final disposition of any disputed indemnification amounts pursuant to Article VI, Buyer shall have the right, but not the obligation, to set off against any Earn-Out Payment payable pursuant to this Section 2.08 any amounts to which Buyer or any Buyer Indemnitee may be entitled to indemnification, payment or reimbursement from the Sellers pursuant to this Agreement or any Ancillary Document (including for indemnification pursuant to Article VI), in full or partial satisfaction of such obligation.
(f)    Notwithstanding any provision set forth in this Section 2.08 or elsewhere in this Agreement to the contrary, there is no general agreement among the parties to submit disputes under this Agreement to arbitration, it being understood that disputes with respect to the Earn-Out Calculation set forth in the Earn-Out Statement shall be resolved solely in accordance with this Section 2.08 and the Independent Accountant shall serve as an expert, not as an arbitrator.
Section 2.09    Closing Statement. On or prior to the date hereof, Sellers have delivered to Buyer a statement (the “Closing Statement”) setting forth in reasonable detail Sellers’ good faith estimate of, as of the Closing, the amount of Leakage, together with reasonable supporting documentation with respect to the calculation of such amount (including a schedule setting forth in reasonable detail Sellers’ method of calculating the items set forth thereon). Sellers and Sellers Representative have: (i) afforded Buyer and its Representatives (including legal advisors and accountants) reasonable access, upon reasonable advance notice during normal business hours, to the books and records of the Sellers, the Acquired Companies and Sellers Representative solely to the extent reasonably necessary for Buyer to confirm Sellers’ estimates of the amount of Leakage; (ii) made available to Buyer, upon reasonable advance notice during normal business hours, the Sellers, Sellers Representative and any employee of the Acquired Companies who was involved in the preparation of the Closing Statement; and (iii) provided Buyer with any other documentation or information that was reasonably requested by Buyer from the Sellers, Sellers Representative and any of the Acquired Companies to confirm the Closing Statement. The Sellers have promptly considered in good faith any comments of Buyer to the Closing Statement, and the Closing Statement has be updated to reflect any changes thereto mutually agreed to by the parties. For the avoidance of doubt, any failure by Buyer to deliver any notice of its disagreement with any portion of the Closing Statement, or failure by Buyer to include in any such notice a portion of the Closing Statement with which Buyer disagrees, shall not affect, modify or otherwise prejudice in any way Buyer’s rights and remedies under this Agreement.
Section 2.10    Withholding. Buyer shall be entitled to deduct and withhold from any payment made pursuant to this Agreement such amounts as it reasonably determines that it is required to deduct and withhold under applicable Law. If Buyer determines that any deduction or withholding is required in respect of a payment pursuant to this Agreement (other than withholding (a) in respect of compensatory payments and (b) required by reason of Sellers’ failure to timely deliver a duly completed and properly executed IRS Form W-9 from each Seller in accordance with Section 2.03(d)(iii)), Buyer shall provide a reasonable notice to Sellers Representative prior to the date on which such deduction or withholding is to be made, and the Parties shall use commercially reasonable efforts to mitigate any such requirement. Any amounts so deducted and withheld shall be timely paid to the proper Governmental Authority and, if so paid, shall be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. Notwithstanding the foregoing, none of Buyer or its Affiliates shall have any liability in respect of Taxes, including any over- or under-withholding thereof.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLERS
Section 3.01    Representations and Warranties of FNA Sellers. Each FNA Seller severally represents and warrants to Buyer that the statements contained in this Section 3.01 are true and correct as of the date hereof (except for representations and warranties that speak as of a specified date, in which case such representations and warranties are true and correct as of such specified date).
(a)    Organization and Authority of FNA Seller.
(i)    If such FNA Seller is an individual, such FNA Seller has all necessary authority to enter into this Agreement and the Ancillary Documents to which it is or will be a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.
(ii)    If such FNA Seller is an entity: (A) such FNA Seller is duly organized, validly existing and in good standing under the Laws of the state of its association, incorporation, or formation, as applicable, and has all necessary partnership, limited liability company, corporate, or other power and authority, as applicable, to enter into this Agreement and the Ancillary Documents to which it is or will be a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby; and (B) the execution and delivery by such FNA Seller of this Agreement and the Ancillary Documents to which such FNA Seller is or will be a party, the performance by such FNA Seller of its obligations hereunder and thereunder and the consummation by such FNA Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite partnership, limited liability company, corporate, or other action on the part of such FNA Seller.
(iii)    This Agreement has been duly executed and delivered by such FNA Seller, and (assuming due authorization, execution and delivery by the other Parties) constitutes a legal, valid and binding obligation of such FNA Seller, enforceable against such FNA Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). When each Ancillary Document to which such FNA Seller is or will be a party has been duly executed and delivered by such FNA Seller, such Ancillary Document (assuming due authorization, execution and delivery by each other party thereto) will constitute a legal, valid and binding obligation of FNA Seller enforceable against FNA Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).
(b)    Capitalization.

(i)    FNA Seller is the record owner of and has good and valid title to the FNA Units set forth next to such FNA Seller’s name on Exhibit A (which represents the percentage of the total issued and outstanding FNA Units owned by FNA Seller set forth therein) free and clear of all Encumbrances. The FNA Seller’s FNA Units have been duly authorized and are validly issued, fully-paid and non-assessable and have been issued in accordance with all applicable Laws relating thereto.
(ii)    Other than the FNA Units set forth on Exhibit A and any membership interest in FNA held by Buyer or its Affiliates, there are no outstanding or authorized FNA Units or outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to any membership interests in FNA or obligating FNA Seller or FNA to issue or sell any membership interests (including the FNA Units), or any other interest in, FNA. Other than as set forth in governing documents of FNA, there are no voting trusts, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the FNA Units.
(c)    Investment Purpose. FNA Seller is acquiring the CMI Shares pursuant to the terms of this Agreement solely for his, her, or its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. FNA Seller acknowledges that the CMI Shares are not registered under the Securities Act of 1933, as amended, or any state securities laws, and that the CMI Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act of 1933, as amended or pursuant to an applicable exemption therefrom and subject to state securities Laws and regulations, as applicable. FNA Seller is able to bear the economic risk of holding the CMI Shares acquired pursuant to the terms of this Agreement for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.
(d)    No Conflicts; Consents. The execution, delivery and performance by FNA Seller of this Agreement and the Ancillary Documents to which it is or will be a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (i) result in a violation or breach of any provision of the Organizational Documents of FNA Seller (if FNA Seller is an entity); or (ii) result in a violation or breach of any provision of any Law or Governmental Order applicable to FNA Seller. No Consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to FNA Seller in connection with the execution and delivery of this Agreement and the Ancillary Documents to which it is or will be a party and the consummation of the transactions contemplated hereby and thereby, except for such filings as may be required under the HSR Act and except where the failure to obtain or make such Consents, approvals, Permits, Governmental Orders, declarations, filings or notices would not be material to the Acquired Companies, taken as a whole.
(e)    Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of such FNA Seller.

(f)    No Other Representations and Warranties. Except for the representations and warranties contained in this Section 3.01 or in any Ancillary Document, FNA Seller has not made or does not make any other express or implied representation or warranty, either written or oral, on behalf of FNA Seller, including any representation or warranty as to the accuracy or completeness of any information regarding FNA Seller or any Acquired Company furnished or made available to Buyer and its Representatives or as to the future revenue, profitability or success of any Acquired Company, or any representation or warranty arising from statute or otherwise in Law.
(g)    Independent Investigation. FNA Seller has conducted his, her, or its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of Buyer, and acknowledge that he, she, or it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of Buyer for such purpose. FNA Seller acknowledges and agrees that: (a) in making his, her, or its decision to enter into this Agreement and the Ancillary Documents to which he, she, or it is or will be a party and to consummate the transactions contemplated hereby and thereby, FNA Seller has relied solely upon his, her, or its own investigation and the express representations and warranties of Buyer set forth in Article IV or in any certificate or other instrument delivered by or on behalf of a party pursuant to this Agreement; and (b) none of Buyer or any other Person has made any representation or warranty as to Buyer or this Agreement, except as expressly set forth in Article IV or in any certificate or other instrument delivered by or on behalf of a party pursuant to this Agreement.
Section 3.02    Representations and Warranties of FRS Sellers. Each FRS Seller severally represents and warrants to Buyer that the statements contained in this Section 3.02 are true and correct as of the date hereof (except for representations and warranties that speak as of a specified date, in which case such representations and warranties are true and correct as of such specified date).
(a)    Organization and Authority of FRS Seller.
(i)    If such FRS Seller is an individual, such FRS Seller has all necessary authority to enter into this Agreement and the Ancillary Documents to which it is or will be a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.
(ii)    If such FRS Seller is an entity: (A) such FRS Seller is duly organized, validly existing and in good standing under the Laws of the state of its association, incorporation, or formation, as applicable, and has all necessary partnership, limited liability company, corporate, or other power and authority, as applicable, to enter into this Agreement and the Ancillary Documents to which it is or will be a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby; and (B) the execution and delivery by such FRS Seller of this Agreement and the Ancillary Documents to which such FRS Seller is or will be a party, the performance by such FRS Seller of its obligations hereunder and thereunder and the consummation by such FRS Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite partnership, limited liability company, corporate, or other action on the part of such FRS Seller.

(iii)    This Agreement has been duly executed and delivered by such FRS Seller, and (assuming due authorization, execution and delivery by the other Parties) constitutes a legal, valid and binding obligation of such FRS Seller, enforceable against such FRS Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). When each Ancillary Document to which such FRS Seller is or will be a party has been duly executed and delivered by such FRS Seller, such Ancillary Document (assuming due authorization, execution and delivery by each other party thereto) will constitute a legal, valid and binding obligation of FRS Seller enforceable against FRS Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).
(b)    Capitalization.
(i)    FRS Seller is the record owner of and has good and valid title to the FRS Units set forth next to such FRS Seller’s name on Exhibit B (which represents the percentage of the total issued and outstanding FRS Units owned by FRS Seller set forth therein) free and clear of all Encumbrances. The FRS Seller’s FRS Units have been duly authorized and are validly issued, fully-paid and non-assessable and have been issued in accordance with all applicable Laws relating thereto.
(ii)    Other than the FRS Units set forth on Exhibit B and any membership interest in FRS held by Buyer or its Affiliates, there are no outstanding or authorized FRS Units or options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to any membership interests in FRS or obligating FRS Seller or FRS to issue or sell any membership interests (including the FRS Units), or any other interest in, FRS. Other than as set forth in governing documents of FRS, there are no voting trusts, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the FRS Units.
(c)    Investment Purpose. FRS Seller is acquiring the CMI Shares pursuant to the terms of this Agreement solely for his, her, or its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. FRS Seller acknowledges that the CMI Shares are not registered under the Securities Act of 1933, as amended, or any state securities laws, and that the CMI Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act of 1933, as amended or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable. FRS Seller is able to bear the economic risk of holding the CMI Shares acquired pursuant to the terms of this Agreement for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.
(d)    No Conflicts; Consents. The execution, delivery and performance by FRS Seller of this Agreement and the Ancillary Documents to which it is or will be a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (i) result in a violation or breach of any provision of the Organizational Documents of FRS Seller (if FRS Seller is an entity); or (ii) result in a violation or breach of any provision of any Law or Governmental Order applicable to FRS Seller. No Consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to FRS Seller in connection with the execution and delivery of this Agreement and the Ancillary Documents to which it is or will be a party and the consummation of the transactions contemplated hereby and thereby, except for such filings as may be required under the HSR Act and except where the failure to obtain or make such Consents, approvals, Permits, Governmental Orders, declarations, filings or notices would not be material to the Acquired Companies, taken as a whole.
(e)    Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of such FRS Seller.
(f)    No Other Representations and Warranties. Except for the representations and warranties contained in this Section 3.02 or in any Ancillary Document, FRS Seller has not made or does not make any other express or implied representation or warranty, either written or oral, on behalf of FRS Seller, including any representation or warranty as to the accuracy or completeness of any information regarding FRS Seller or any Acquired Company furnished or made available to Buyer and its Representatives or as to the future revenue, profitability or success of any Acquired Company, or any representation or warranty arising from statute or otherwise in Law.
(g)    Independent Investigation. FRS Seller has conducted his, her, or its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of Buyer, and acknowledge that he, she, or it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of Buyer for such purpose. FRS Seller acknowledges and agrees that: (a) in making his, her, or its decision to enter into this Agreement and the Ancillary Documents to which he, she, or it is or will be a party and to consummate the transactions contemplated hereby and thereby, FRS Seller has relied solely upon his, her, or its own investigation and the express representations and warranties of Buyer set forth in Article IV or in any certificate or other instrument delivered by or on behalf of a party pursuant to this Agreement; and (b) none of Buyer or any other Person has made any representation or warranty as to Buyer or this Agreement, except as expressly set forth in Article IV or in any certificate or other instrument delivered by or on behalf of a party pursuant to this Agreement.
Section 3.03    Representations and Warranties of the Companies. Each of the Companies hereby represents and warrants, jointly and severally, to Buyer that the statements contained in this Section 3.03 are true and correct as of the date hereof (except for representations and warranties that speak as of a specified date, in which case such representations and warranties are true and correct as of such specified date).
(a)    Organization, Authority and Qualification of the Companies. Each Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the state of Delaware and has all necessary limited liability company power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it is currently conducted. Each Company and each other Acquired Company, if any, is duly organized, validly existing and in good standing under the Laws of its relevant jurisdiction of incorporation or formation and has all necessary power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it is currently conducted, except where the failure to be so has not been and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Acquired Companies, taken as a whole. Each Acquired Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect on the Acquired Companies, taken as a whole.
(b)    No Conflicts; Consents. The execution, delivery and performance by each Company of this Agreement and the Ancillary Documents to which it is or will be a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (i) result in a violation or breach of any provision of the Organizational Documents of such Company; (ii) result in a violation or breach of any provision of any Law or Governmental Order applicable to the Acquired Companies; or (iii) result in a breach or violation of, or constitute (with or without due notice or lapse of time or both) a default, or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any material Contract or cause any Acquired Company to lose its benefits or rights under any of any of its material assets, rights or properties, except, in the case of each of the foregoing clauses (i) through (iii), as has not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Companies, taken as a whole. No Consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to either Company in connection with the execution and delivery of this Agreement and the Ancillary Documents to which it is or will be a party and the consummation of the transactions contemplated hereby and thereby, except where the failure to obtain or make such Consents, approvals, Permits, Governmental Orders, declarations, filings or notices would not have a Material Adverse Effect on the Acquired Companies, taken as a whole.
(c)    Intellectual Property; Privacy.
(i)    Section 3.03(c) of the Disclosure Statement sets forth a complete and accurate list of all patents, patent applications, trademark registrations and pending applications for registration, copyright registrations and pending applications for registration and internet domain name registrations owned by the Companies; and all such listed Intellectual Property is subsisting and unexpired, and to Sellers’ Knowledge, valid and enforceable. The Acquired Companies exclusively own such listed Intellectual Property and all other Intellectual Property owned or purported to be owned by the Companies, and own or have the right to use all other Intellectual Property necessary for, used or held for use in the conduct of the Acquired Companies’ business as currently conducted (the “Fortress Intellectual Property”).
(ii)    The conduct of the Acquired Companies’ business as currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property of any Person; and to Sellers’ Knowledge, no Person is infringing, misappropriating or otherwise violating any Fortress Intellectual Property owned by the Acquired Companies; and there are no claims (including cease and desist letters and invitations to take a patent license) alleging any of the same.
(iii)    Except where failure to do so does not or would not reasonably be expected to have a Material Adverse Effect on the Acquired Companies, taken as a whole, each of the Acquired Companies has taken commercially reasonable steps to protect and maintain: (A) its confidential information and trade secrets; (B) its exclusive ownership of material proprietary Intellectual Property; and (C) the security, operation and integrity of its material systems and software.
(iv)    Except where failure to do so does not or would not reasonably be expected to have a Material Adverse Effect on the Acquired Companies, taken as a whole, the Acquired Companies use, storage, sharing, disclosure, processing, dissemination and disposal of any personal data is in compliance in all material respects with all applicable privacy policies, terms of use, contractual obligations and applicable Laws. Each of the Acquired Companies maintains policies, safeguards and procedures regarding data security and privacy that are commercially reasonable and consistent with industry standards. Each of the Acquired Companies has not been subject to any security breaches relating to, or violations of any security policy regarding, or any unauthorized access of, any personal data used by or on behalf of such Acquired Company, other than those that were resolved without material cost, material liability or the duty to notify any Person arising under applicable Law or terms of applicable Contracts.
(d)    Financial Statements.
(i)    Correct and complete copies of the Financial Statements have been made available to Buyer and are included in Section 3.03(d) of the Disclosure Statement. The Financial Statements have been prepared in accordance with the books and records of the Acquired Companies as have been historically prepared and fairly present in all material respects the consolidated financial condition of the Acquired Companies as of the dates indicated therein and the results of the operations of the Acquired Companies for the periods covered thereby. The Financial Statements have been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved.
(ii)    Each Acquired Company maintains (i) books and records reflecting its assets and Liabilities that are accurate in all material respects and (ii) adequate and effective internal accounting controls.
(iii)    Since January 1, 2019, no director or officer of any Acquired Company or, to Sellers’ Knowledge, non-officer employee, external auditor, external accountant or similar authorized Representative of any Acquired Company, has received or otherwise been made aware of any material complaint, allegation or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of any Acquired Company or their respective internal accounting controls, including any material complaint, allegation or claim that any Acquired Company has engaged in questionable accounting or auditing practices, except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies, taken as a whole.
(e)    No Undisclosed Liabilities. The Acquired Companies do not have any Liabilities of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured, liquidated or unliquidated, or otherwise, except for Liabilities (i) that are specifically stated and adequately reserved against in the Balance Sheet or (ii) that have been incurred in the ordinary course of business since the Balance Sheet Date and are not, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect upon the Acquired Companies, taken as a whole.
(f)    Compliance with Laws; Permits. Except as set forth on Section 3.03(f) of the Disclosure Statement: (A) (i) the Acquired Companies are, and since January 1, 2019 have been, in compliance with all Laws applicable to the Acquired Companies or the assets, or operation of the business, of any Acquired Company, (ii) since January 1, 2019, no Acquired Company has received written or, to the Sellers’ Knowledge, oral notice alleging any noncompliance by any Acquired Company with respect to any such Law and (iii) no investigation by any Governmental Authority regarding a violation of any such Law is pending or, to Sellers’ Knowledge, threatened, except, in the case of each of the foregoing clauses (i) through (iii), as has not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Companies, taken as a whole; (B) all Permits required for the Acquired Companies to conduct their business as currently conducted have been obtained by an Acquired Company and are valid and in full force and effect, and the Acquired Companies are, and since January 1, 2019 have been, in compliance with all such Permits, except as in each case as has not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Companies, taken as a whole; and (C) to Sellers’ Knowledge, no event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension or limitation of any of such Permits.
(g)    Legal Proceedings; Governmental Orders. Except as set forth on Section 3.03(g) of the Disclosure Statement: there is no Legal Proceeding pending or, to Sellers’ Knowledge, threatened (i) against or by any Acquired Company affecting any of its properties or assets (or by or against any Seller or any Affiliate thereof and relating to such Seller’s Units), except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies, taken as a whole, or (ii) against any Acquired Company, Seller or any Affiliate of Seller that challenges or seeks to prevent, enjoin or otherwise materially delay the transactions contemplated by this Agreement, and, to Sellers’ Knowledge, there are no presently existing facts or circumstances that would constitute a reasonable basis therefor. There are no outstanding Governmental Orders applicable to the Acquired Companies except for such Governmental Orders that have not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies, taken as a whole, or the assets, or operation of the business, of any Acquired Company, and the Acquired Companies are in compliance with the terms of each such outstanding Governmental Order, except for such noncompliance that has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies, taken as a whole.

(h)    Tax Matters.
(i)    All material Tax Returns required to be filed by the Acquired Companies have been timely filed (taking into account valid extensions) and all such Tax Returns are true, accurate and complete in all material respects. All Taxes due and payable by the Acquired Companies have been timely paid in full.
(ii)    No dispute, audit, investigation, examination, proceeding or claim by any Taxing Authority concerning any material Tax liability of the Acquired Companies is currently in progress or pending or, to the Sellers’ knowledge, threatened or contemplated. No assessment of Tax has been proposed in writing against the Acquired Companies or any of their assets or properties.
(iii)    No waiver or extension of the statute of limitations is in effect for the assessment of any Taxes of the Acquired Companies.
(iv)    There are no Encumbrances for Taxes (other than Permitted Encumbrances) upon the assets of the Acquired Companies.
(v)    All Taxes required to be deducted, withheld or paid by the Acquired Companies in connection with amounts paid or owing to any employee, former employee, independent contractor, creditor, stockholder or other third party have been deducted, withheld and timely paid to the appropriate Taxing Authority.
(vi)    None of the Acquired Companies is subject to Tax in any jurisdiction, other than the country in which it is organized, by virtue of having, or being deemed to have, a permanent establishment, fixed place of business, or similar presence.
(vii)    Each of the Acquired Companies has collected all sales and use Taxes required to be collected, and has remitted, or will remit on a timely basis, such amounts to the appropriate Taxing Authority, and has maintained all such records and supporting documents in the manner required by all applicable Law.
(viii)    None of the Acquired Companies will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period ending on or prior to the Closing Date or change in method of accounting required as a result of the acquisition; (B) installment sale or open transaction disposition made on or prior to the Closing Date; (C) prepaid amount received on or prior to the Closing Date; and (D) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Law) executed on or prior to the Closing Date.
(ix)    None of the Acquired Companies has (A) participated in a transaction that is a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 (or similar provision of state, local or foreign law); (B) been subject to any private letter ruling of the IRS (or any comparable ruling of any other Taxing Authority); (C) granted power of attorney to any Person with respect to its Tax matters; (D) been a

United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable time period set forth in Section 897(c)(1)(A)(ii) of the Code; (E) had any liability for the Taxes of any other Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by Contract or otherwise; (F) been a party to a transaction described in Sections 355 or 356 of the Code; and (G) been a party to, or otherwise bound by or subject to any obligation under any Tax sharing, Tax indemnification, or Tax allocation agreement or similar contract or arrangement (other than any customary commercial contract the principal subject of which is not Taxes).
(x)    Each of the Acquired Companies has been, and at all times since its formation and up to and including the Closing Date will be, properly characterized as a partnership for U.S. federal Tax purposes pursuant to Treasury Regulations Section 301.7701-3(c) and all applicable state and local income Tax purposes and has, or will have for its taxable year in which the Closing Date occurs, a valid election in effect under Section 754 of the Code.
(xi)    Each of the Acquired Companies (A) has not deferred the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, (B) has properly complied with and duly accounted for all credits received under Sections 7001 through 7005 of the Families First Coronavirus Act (Public Law 116-127) and Section 2301 of the CARES Act and (C) has not sought a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act.
(i)    Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Acquired Companies.
(j)    No Other Representations and Warranties. Except for the representations and warranties contained in this Section 3.03 or in any Ancillary Document, no Acquired Company has made or makes any other express or implied representation or warranty, either written or oral, on behalf of any Acquired Company, including any representation or warranty as to the accuracy or completeness of any information regarding any Acquired Company furnished or made available to Buyer and its Representatives or as to the future revenue, profitability or success of any Acquired Company, or any representation or warranty arising from statute or otherwise in Law; provided, that nothing in this Section 3.03 shall limit in any way any representations, warranties, covenants or other provisions made in the FRS LLC Agreement or FNA LLC Agreement or any other existing agreements between the Acquired Companies and Buyer or any of its Affiliates as of the date hereof.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer represents and warrants to each Seller that the statements contained in this Article IV are true and correct as of the date hereof.
Section 4.01    Organization of Buyer.

(a)    Buyer is validly existing and in good standing under the Laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and assets and to conduct its business.
(b)    Buyer is validly licensed or qualified to do business and, where applicable, is in good standing under the Laws of each jurisdiction in which the assets leased or owned by Buyer or the conduct of its business makes such licensing or qualification necessary or advisable, except where the failure to be licensed or qualified would not reasonably be expected to have a material adverse effect upon Buyer.
(c)    Buyer has made available to Sellers true and complete copies of its certificate of incorporation and bylaws, including all amendments thereto, in each case in effect as of the Effective Date. Buyer is in compliance in all material respects with its organizational documents.
Section 4.02    Authorization; Board Approval. Buyer has all requisite corporate power and authority to execute, deliver and perform this Agreement and the Ancillary Documents and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Buyer of this Agreement and the Ancillary Documents and the consummation by Buyer of the transactions contemplated hereby and thereby has been validly authorized by all necessary action by the its Board of Directors and no other corporate action by Buyer or its stockholders is necessary to authorize this Agreement or any Ancillary Document or to consummate the transactions contemplated hereby or thereby. Buyer has validly executed and delivered this Agreement, and each Ancillary Document to which it is a party. This Agreement and each of the Ancillary Documents to which Buyer is a party constitute the legal, valid and binding obligations of Buyer enforceable against Buyer in accordance with its respective terms.
Section 4.03    No Conflicts; Consents. The execution, delivery and performance by Buyer of this Agreement and the Ancillary Documents to which it is or will be a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (i) result in a violation or breach of any provision of the Organizational Documents of Buyer; (ii) result in a violation or breach of any provision of any Law or Governmental Order applicable to Buyer, including any filing, reporting, or other requirements under the Securities Exchange Act, Securities Act, or such Consents, registrations, declarations, notices or filings as may be required under securities or “blue sky laws” of various states in connection with the issuance of the CMI Shares; or (iii) require the Consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default under or result in the acceleration of any agreement to which Buyer is a party, except in the cases of clauses (ii) and (iii), where the violation, breach, conflict, default, acceleration or failure to give notice or obtain Consent would not have a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby. No Consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Buyer in connection with the execution and delivery of this Agreement and the Ancillary Document the Ancillary Documents to which it is or will be party and the consummation of the transactions contemplated hereby and thereby, except where the failure to obtain or make such Consents, approvals, Permits, Governmental Orders, declarations, filings or notices would not have a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby and thereby.
Section 4.04    Valid Issuance of CMI Shares. The CMI Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under applicable state and federal securities Laws. The CMI Shares will be issued in compliance with all applicable federal and state securities Laws.
Section 4.05    Investment Purpose. Buyer is acquiring the Units solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. Buyer acknowledges that the Units are not registered under the Securities Act of 1933, as amended, or any state securities Laws, and that the Units may not be transferred or sold except pursuant to the registration provisions of the Securities Act of 1933, as amended or pursuant to an applicable exemption therefrom and subject to state securities Laws and regulations, as applicable. Buyer is able to bear the economic risk of holding the Units for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment. Buyer has had the opportunity to visit with each Company and meet with the officers of each Company and other representatives to discuss the business, assets, Liabilities, financial condition and operations of each Company, has received all materials, documents and other information that Buyer deems necessary or advisable to evaluate the Companies and the Units and has made its own independent examination, investigation, analysis and evaluation of the Companies and the Units, including its own estimate of the value of the Units. Buyer has undertaken such due diligence (including a review of the properties, Liabilities, books, records and Contracts of each Company) as Buyer deems adequate.
Section 4.06    Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any Ancillary Document based upon arrangements made by or on behalf of Buyer.
Section 4.07    Legal Proceedings. There are no Legal Proceedings pending or, to Buyer’s knowledge, threatened against or by Buyer or any of its Affiliates that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.
Section 4.08    No Other Representations and Warranties. Except for the representations and warranties contained in Article IV or in any Ancillary Document, Buyer has not made or makes any other express or implied representation or warranty, either written or oral, on behalf of Buyer, including any representation or warranty as to the accuracy or completeness of any information regarding Buyer furnished or made available to Sellers, the Acquired Companies, and their respective Representatives or as to the future revenue, profitability or success of Buyer, or any representation or warranty arising from statute or otherwise in Law; provided, that nothing in this Section 4.08 shall limit in any way any representations, warranties, covenants or other provisions made in the FRS LLC Agreement or FNA LLC Agreement or any other existing agreements between the Acquired Companies and Buyer or any of its Affiliates as of the date hereof.
Section 4.09    Independent Investigation. Buyer has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of each Company, and acknowledges that they have been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of each Company for such purpose. Buyer acknowledges and agrees that: (a) in making their decision to enter into this Agreement and the Ancillary Documents to which it is or will be a party and to consummate the transactions contemplated hereby and thereby, Buyer has relied solely upon its own investigation and the express representations and warranties of Sellers set forth in Article III or in any Ancillary Document; and

(b) none of Sellers, any Company or any other Person has made any representation or warranty as to Sellers, any Company or this Agreement, except as expressly set forth in Article III or in any Ancillary Document.
ARTICLE V
COVENANTS
Section 5.01    Reserved.
Section 5.02    SEC Matters.
(a)    During the six (6) month period following each issuance of CMI Shares pursuant hereto, Buyer shall use best efforts to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and to satisfy the requirements of Securities Act Rule 144(c)(1).
(b)    Upon the written request of any Seller, Buyer shall use commercially reasonable efforts to cooperate with such Seller (at such Seller’s cost and expense) to take administrative actions necessary to facilitate the resale pursuant to Securities Act Rule 144 of CMI Shares issued to such Seller hereunder, including promptly providing appropriate instructions to Buyer’s transfer agent to effectuate any such sale upon receipt of customary seller representations; provided that nothing in this Section 5.02 shall obligate Buyer to file any registration statements, prospectuses, forms, reports, proxy statements or other documents with the Securities and Exchange Commission, to participate in marketing efforts with respect to any such sale or to provide any confidential information to any potential purchaser in connection with such sale.
(c)    From and after the expiration of the six (6) month period following each issuance of CMI Shares pursuant hereto, Buyer shall remove the restrictive legends in respect of such shares upon request of any Seller holding such shares who is then eligible to sell such shares pursuant to Securities Act Rule 144(b)(1).
Section 5.03    Reserved.
Section 5.04    Employees; Benefit Plans.
(a)    During the period commencing at the Closing and ending on the date which is twelve (12) months from the Closing (or if earlier, the date of the employee’s termination of employment with the Acquired Companies), Buyer shall or shall cause the Acquired Companies to provide each employee who remains employed immediately after the Closing (“Company Continuing Employee”) with: (i) base salary or hourly wages which are no less than the base salary or hourly wages provided by the applicable Company immediately prior to the Closing; (ii) target cash bonus opportunities (excluding equity-based compensation), if any, which are no less than the target cash bonus opportunities (excluding equity-based compensation) provided by the applicable Company immediately prior to the Closing; (iii) retirement and welfare benefits that are substantially comparable in the aggregate to those provided to similarly situated employees of Buyer as of the Closing; and (iv) severance benefits substantially comparable in the aggregate provided to similarly situated employees of Buyer as of the Closing; provided, however, that nothing in this Agreement shall be deemed to prevent Buyer from terminating those employees of the Acquired Companies as Buyer deems necessary in its reasonable discretion.

(b)    With respect to any employee benefit plan maintained by Buyer or its subsidiaries (collectively, “Buyer Benefit Plans”) in which any Company Continuing Employee will participate effective as of the Closing, Buyer shall, or shall cause the Companies to, recognize all service of such employees as if such service were with Buyer, for vesting and eligibility purposes in any Buyer Benefit Plans in which such employees may be eligible to participate after the Closing Date; provided, however, such service shall not be recognized to the extent that (i) such recognition would result in a duplication of benefits or (ii) such service was not recognized under the corresponding benefit plan of the Acquired Companies.
(c)    This Section 5.04 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.04, express or implied, shall confer upon any other Person any rights or remedies (including any third-party beneficiary rights) of any nature whatsoever under or by reason of this Section 5.04. Nothing contained herein, express or implied, shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement. The Parties acknowledge and agree that the terms set forth in this Section 5.04 shall not create any right in any Person to any continued employment with the Acquired Companies, Buyer or any of their respective Affiliates or compensation or benefits of any nature or kind whatsoever.
Section 5.05    Reserved.
Section 5.06    Books and Records.  For a period of three (3) years after the Closing, Buyer and Sellers shall (and Buyer shall cause the Acquired Companies to) use commercially reasonable efforts to (a) give Buyer or Sellers Representative, as the case may be, and its Representatives reasonable access during normal business hours to its employees, books and records and other information with respect to the Acquired Companies relating to periods prior to the Closing for the purpose of (i) preparing Tax returns and financial statements and (ii) complying with any audit request, subpoena or other investigative demand by any Governmental Authority or for any Legal Proceeding, subject in all cases to reasonable restrictions imposed from time to time upon advice of counsel in respect of applicable Laws relating to the confidentiality of information (including any antitrust Laws), and (b) maintain all such books and records in the same or a similar accessible format as currently existing. The access provided pursuant to this Section 5.06 shall be conducted in such a manner so as not to interfere unreasonably with the operation of the business of Buyer and the Acquired Companies or Sellers, as the case may be, and in no event will Buyer, Sellers or the Acquired Companies be required to furnish any documents or information pursuant to this Section 5.06 that are required by any applicable Law, Governmental Order or presently existing Contract to be kept confidential, or if furnishing such documents or information would reasonably be expected to jeopardize the status of such documents or information as privileged. Notwithstanding the foregoing, if the Parties are in an adversarial relationship in any Legal Proceeding, the furnishing of information, documents or records in accordance with this Section 5.06 shall be subject to any applicable rules relating to discovery and Buyer shall not be required to provide any information, documents or records pursuant to this Section 5.06 while such Legal Proceeding remains pending.
Section 5.07    Reserved.
Section 5.08    Resignations. At the Closing, the Sellers shall deliver to Buyer written resignation and release letters, effective as of the Closing Date, in forms reasonably acceptable to Buyer, of each of the officers and directors of the Acquired Companies requested by Buyer in writing prior to the Closing, effectuating his or her resignation from such position as a member of the board of directors (or equivalent governing body) or as officer (although not as an employee unless otherwise so required pursuant to this Agreement).
Section 5.09    Public Announcements. Unless otherwise required by applicable Law or stock exchange requirements (based upon the reasonable advice of counsel), no Party to this Agreement (including Sellers Representative) shall make any public announcements in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), and the parties shall cooperate as to the timing and contents of any such announcement; provided that the Buyer may, without the consent of the Sellers or Sellers Representative, make a public announcement of the transaction and any required filings under the securities Laws (provided further that Buyer provides Sellers Representative with a copy of any such public announcement or filing prior to the disclosure or filing thereof, unless such public announcement is consistent in all material respects with any prior public announcement made by Buyer in accordance with this Section 5.09).
Section 5.10    Further Assurances; Third-Party Consents; Notification.
(a)    Following the Closing, each of the Parties shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances, and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement.
(b)    Prior to and after the Closing, each of Buyer and the Sellers shall, and Sellers shall cause the Acquired Companies to, use commercially reasonable efforts to give all notices to, and obtain all Consents from, all Persons required, necessary or advisable pursuant to any Contract to which an Acquired Company is a party or by which any of the Acquired Companies’ assets or properties are bound, any Permit of an Acquired Company or any insurance policy of an Acquired Company, and the parties shall equally share any reasonable costs and expenses payable to any Person in connection with obtaining any such Consents.
Section 5.11    Certain Tax Matters.
(a)    Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, recording, value added and other such Taxes and fees (including any penalties, additions and interest related thereto) arising out of or incurred in connection with the transactions contemplated by this Agreement (including any real property transfer Tax and any other similar Tax) shall be borne and paid equally by Buyer, on the one hand, and each Seller, up to each Seller’s pro rata portion of the Purchase Price, on the other hand, when due, regardless of whether such Taxes are technically owed by Buyer or Sellers. The Party required by Law to do so shall timely file any Tax Return or other document with respect to such Taxes or fees and the Parties shall cooperate fully with each other and take all commercially reasonable steps to legitimately obtain a reduction or elimination of, or credit for, any such Taxes or fees arising from the transactions contemplated by this Agreement, including with respect to signing and delivering any such certificates or forms as may be necessary or appropriate).
(b)    Intended Tax Treatment; Purchase Price Allocation.

(i)    The Parties intend that, for U.S. federal and applicable state and local income tax purposes, Buyer’s acquisition of the Units shall be treated in accordance with Revenue Ruling 99-6 (Situation 1), 1999-1 C.B. 432, as (A) from the perspective of the FNA Sellers, a sale of their respective partnership interests in FNA to the Buyer, and from the perspective of the FRS Sellers, a sale of their respective partnership interests in FRS to the Buyer, and (B) from the perspective of Buyer with respect to FNA, the purchase of an undivided interest in the assets of FNA not deemed to be held by Buyer, and from the perspective of Buyer with respect to FRS, the purchase of an undivided interest in the assets of FRS not deemed to be held by Buyer. The Parties agree that the transactions contemplated by this Agreement will be reported for U.S. Federal and appliable state and local income Tax purposes in a manner consistent with the treatment described in this Section 5.11(b)(i), and no Party shall take a position on any Tax Return or in any proceeding with respect to Taxes inconsistent with such treatment, unless otherwise required by applicable Law.
(ii)    Within sixty (60) days after the Closing Date, Sellers Representative will deliver to the Buyer a proposed draft allocation of the Purchase Price (and all other amounts properly taken into account under the Code or treated as consideration for U.S. federal income Tax purposes), among the assets of each Company (the “Purchase Price Allocation Schedule”) consistent with Section 2.02(b) and a draft IRS Form 8594 for Buyer’s review and comment. The Purchase Price Allocation Schedule will be prepared consistently with this Section 5.11(b)(ii) and the intended tax treatment described in Section 5.11(b)(i) and in accordance with Code Section 1060 and the Treasury Regulations promulgated thereunder (and any similar provision of state, local or foreign Tax Law, as applicable), GAAP, and the Purchase Price Allocation Schedule shall be updated to account for any adjustment to the Purchase Price hereunder.
(iii)    The Buyer shall notify Sellers Representative in writing, within forty-five (45) days following receipt of the Purchase Price Allocation Schedule if Buyer has any reasonable objections to the Purchase Price Allocation Schedule (“Disputed Items”). In the event that the Buyer does not provide any comments within such forty-five (45) day period, the Buyer shall be deemed to have accepted the Purchase Price Allocation Schedule (and all components thereof) prepared by Sellers Representative and such shall be final, binding and conclusive for all purposes hereunder. If the Buyer has timely submitted a notice regarding Disputed Items, then, thereafter, Buyer, on the one hand, and Sellers Representative, on the other hand, shall negotiate in good faith with each other to reach an agreement in respect of the Disputed Items for a period of fifteen (15) days following Sellers Representative’s receipt of such notice of Disputed Items. If Sellers Representative and Buyer so resolve all such Disputed Items, the Purchase Price Allocation Schedule, as adjusted by the agreed upon adjustments, shall be deemed to be final and binding on the Parties for all purposes hereunder. If Sellers Representative and Buyer do not resolve all such Disputed Items within such fifteen (15) day period, then Sellers Representative and the Buyer shall refer the Disputed Items to the Independent Accountants. For the avoidance of doubt, the Independent Accountants shall be instructed by the Buyer and Sellers Representative solely to resolve the matters specifically set forth in the notice of Disputed Items that were not resolved by the Buyer and Sellers Representative and shall be instructed not to otherwise investigate any other matter independently. The fees, costs, and expenses of the Independent Accountants shall be equally allocated to and borne by the Sellers, on the one hand, and the Buyer, on the other hand. The determination of the Independent Accountants shall be (A) in writing, (B) furnished to Sellers Representative and the Buyer as soon as practicable after the Disputed Items have been referred to the Independent Accountants, and (C) shall be final and binding on the Sellers, the Companies, the Buyer, and each of their respective Affiliates and successors and assigns.
(iv)    The Parties shall, and shall cause each of their respective Affiliates and successors and assigns, to timely report, act and file all Tax Returns (including, but not limited to, IRS Form 8594) in all respects and for all purposes consistent with the final Purchase Price Allocation Schedule. None of the Parties or any of their respective Affiliates and successors and assigns shall take any position for Tax purposes (whether in audits, Tax Returns, or otherwise) that is inconsistent with the final Purchase Price Allocation Schedule unless required to do so applicable Law. The Parties shall promptly advise each other of the existence of any Tax audit, controversy or litigation related to the foregoing allocation of the Purchase Price hereunder.
(c)    Tax Returns.
(i)    Sellers Representative shall prepare, or cause to be prepared, and shall timely file, or cause to be timely filed, (A) all Tax Returns of or with respect to the Companies that are due (taking into account any valid extensions) on or prior to the Closing Date and (B) all Pass-Through Tax Returns or income Tax Returns for a Company for any taxable period ending on or prior to the Closing Date (any such Tax Return described in clause (A) or (B), a “Seller Prepared Return”). Any such Seller Prepared Return shall be prepared in accordance with past practice, unless otherwise required by Law, and shall be delivered to Buyer for its review and comment at least thirty (30) calendar days prior to the due date (including any valid extensions) of such Seller Prepared Return. Buyer shall provide any reasonable written comments, setting forth in detail the basis for each such comment, to Sellers Representative no later than ten (10) days after receiving any such Tax Return. Sellers Representative shall consider in good faith any reasonable comments timely provided by Buyer with respect to any such Seller Prepared Returns.
(ii)    Buyer shall be responsible for preparing and filing all Tax Returns (other than Seller Prepared Returns) of or with respect to each Company for any Pre-Closing Tax Period (including any Straddle Period) (any such Tax Return, a “Buyer Prepared Return”). Any such Buyer Prepared Return shall be prepared in accordance with past practice, unless in violation of applicable Law. Buyer shall make any such Buyer Prepared Returns available for review by Sellers Representative, in the case of an income Tax Return, not less than thirty (30) days prior to the due date for filing such Tax Returns (including any valid extensions), and in the case of any other Tax Return, as soon as is reasonably practicable prior to filing such Tax Return. Sellers Representative shall provide any reasonable written comments, setting forth in detail the basis for each such comment, to Buyer not later than ten (10) days after receiving any such Tax Return.

Buyer shall consider in good faith such reasonable comments to such Tax Returns as are timely provided by Sellers Representative
(d)    Straddle Period. In the case of any Taxes of a Company that relate to a Straddle Period, (i) the amount of any Taxes based on or measured by income or receipts, sales or use Taxes, employment Taxes, or withholding Taxes relating to the portion of the Straddle Period ending on and including the Closing Date shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership, other pass through entity or any non-U.S. entity owned by such Company shall be deemed to terminate at such time) and (ii) the amount of any other Taxes for a Straddle Period that relates to the portion of the Straddle Period ending on and including the Closing Date shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on and including the Closing Date and the denominator of which is the number of days in such Straddle Period.
(e)    Tax Claims. In the event that any of the Sellers, Buyer, any Company, or any of their respective Affiliates, receives any written communication regarding any pending or threatened action, investigation, examination, audit, claim, adjustment or other proceeding with respect to the Liability for Taxes of any Company for any Pre-Closing Tax Period that could give rise to a claim for indemnification under Article VI (each, a “Tax Claim”), then the Party first receiving notice of such Tax Claim will, within ten (10) Business Days, notify the other Party in writing thereof; provided, however, that the failure of such Party to give such prompt written notice shall not relieve the other Party of any of its obligations under this Agreement, except to the extent such delay materially prejudices the other Party.
(i)    Sellers Representative may elect, upon written notice to Buyer within thirty (30) days of receipt of the notice of the Tax Claim, to direct, through counsel of its own choosing and at the applicable Sellers’ expense, any Tax Claim that relates solely to a Seller Prepared Return (a “Seller Tax Claim”), provided that (A) Sellers Representative shall keep Buyer reasonably informed of the progress of such Tax Claim, (B) Buyer, at its sole cost and expense, shall have the right to participate in any such Tax Claim and (C) Sellers Representative shall not settle or abandon any such Tax Claim without the prior written consent of Buyer (not to be unreasonably withheld, conditioned or delayed).
(ii)    Any Tax Claim other than a Seller Tax Claim (including any Tax Claim that Sellers Representative does not elect to control pursuant to Section 5.11(e)(i)) shall be controlled by Buyer, provided that (A) Buyer shall keep Sellers Representative reasonably informed of the progress of such Tax Claim, (B) Buyer shall allow Sellers Representative and its counsel to participate at the applicable Sellers’ sole expense in any portion of such Tax Claim that involves a Tax for which such Sellers may be reasonably be expected to liable under this Agreement, and (C) Buyer shall not settle or abandon any portion of such Tax Claim that involves a Tax for which such Sellers may reasonably be expected to be liable without the prior written consent of Sellers Representative (not to be unreasonably withheld, conditioned or delayed).

(iii)    Sellers Representative and Buyer shall have the right to control any Tax Claim relating to a Straddle Period. Neither Sellers Representative nor Buyer shall settle any such Tax Dispute without the prior written consent of the other Party.
(iv)    Notwithstanding anything to the contrary, in connection with any audit, examination or other proceeding for a Pre-Closing Tax Period with respect to any Taxes or Tax Returns of any Company that was treated as a partnership for U.S. federal income tax purposes, the Parties agree that such Company shall make, or shall cause the “partnership representative” within the meaning of Section 6223 of the Code to make, an election under Section 6226 of the Code (or any similar or comparable provision of state, local or non-U.S. Law) for any “imputed underpayment” as defined in Section 6225 of the Code (or any comparable provision of state, local or non-U.S. Law).
(f)    Tax Cooperation. The Parties shall cooperate fully, as and to the extent reasonably requested by Buyer or the Sellers with respect to a Company, in connection with (i) the preparation and filing of any Tax Return of any Company or otherwise required to be prepared and filed hereunder, (ii) any inquiry, claim, audit, assessment, proceeding, or other similar event with respect to any Taxes of any Company, and (iii) any other matter under this Agreement relating to Taxes of any Company, in each case with respect to any Pre-Closing Tax Period or Straddle Period. Such cooperation shall include the retention and, upon request of Buyer or Sellers Representative, the provision of records and information that are reasonably relevant to any such Tax matter and access to employees and representatives on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Parties agree to (A) retain all Tax Returns, schedules and work papers, records and other documents relevant to Tax matters of each Company with respect to Pre-Closing Tax Periods until the expiration of the statute of limitations (and any extensions thereof) of the applicable Tax period, and (B) give Buyer reasonable written notice prior to destroying or discarding any such books and records and, if Buyer so requests upon such notice, the Sellers shall allow Buyer to take possession of such Tax Returns, schedules and work papers, records and other documents.
(g)    Prohibited Actions. Without the prior written consent of Sellers Representative, which consent shall not be unreasonably withheld conditioned or delayed, Buyer shall not, nor shall it permit any Company or any other Affiliate, to (i) file, re-file, supplement, or amend any Tax Return of any Company for any Pre-Closing Tax Period or Straddle Period; (ii) take any action on the Closing Date after the Closing relating to Taxes or that could create a Tax Liability for the Sellers or for any Company with respect to a Pre-Closing Tax Period; or (iii) carry back any net operating losses to a Pre-Closing Tax Period, in each case, unless otherwise required by applicable Law.
(h)    Refunds. The Sellers and Buyer, as applicable, shall be entitled to their pro rata share (based on the number of FNA Units or FRS Units held by such Seller relative to the aggregate number of FNA Units or FRS Units outstanding, in each case, as of immediately prior to the Closing) of any refunds or credits actually received by Buyer or the Companies for federal, state, local or foreign Taxes paid by any Company for any Pre-Closing Tax Period (including the pre-Closing portion of any Straddle Period) of any Company to the extent (i) such Taxes were paid by the Sellers or any Company that is allocable to the Sellers prior to the Closing, (ii) such refunds or credits are not taken into account in the calculation of the Purchase Price and (iii) such refunds or credits are actually realized in cash or as a reduction in Taxes otherwise due (determined on a “with and without” basis) by Buyer or the Companies within three (3) years from the Closing Date; provided, however, that Sellers will not be entitled to any such Tax refund to the extent such Tax refund (y) arises as the result of a carryback of a loss, Tax credit or other Tax benefit generated in a taxable period beginning after the Closing Date or (z) gives rise to a payment obligation by Buyer, a Company, or any of their Affiliates, to any Person under applicable Law or pursuant to a provision of a Contract or other agreement entered into (or assumed by) a Company on or prior to the Closing Date. Buyer shall cause any such Tax refunds to which the Sellers are entitled pursuant to the previous sentence, along with any interest paid with respect thereto by the relevant Governmental Authority, to be paid promptly to Sellers Representative, net of any Taxes of Buyer, the Companies, or any Affiliate of the foregoing attributable to such Tax refunds or credits and any reasonable out-of-pocket costs of obtaining or receiving such Tax refunds or credits.
Section 5.12    Non-Competition; Non-Solicitation.
(a)    From the Closing Date until the date that is five (5) years after the Closing Date, each of the Key Sellers shall not, and shall cause its Affiliates not to, without the prior written consent of Buyer (which consent may be withheld for any reason), directly or indirectly, (i) hire or solicit for employment any employee of an Acquired Company as of the Effective Date or (ii) induce or encourage any such employee to no longer be employed by an Acquired Company; provided, however, that nothing in this Section 5.12(a) shall prohibit the Key Sellers or any of their Affiliates from (A) engaging in general solicitations to the public or general advertising not targeted at employees of an Acquired Company, (B) hiring any employee whose employment has been terminated by an Acquired Company following the Closing or (C) hiring any employee whose employment with an Acquired Company has been terminated by the employee following the Closing (but only after at least one hundred and eighty (180) days have passed since the date of termination of employment).
(b)    From the Closing Date until the date that is five (5) years after the Closing Date, each of the Key Sellers shall not, and shall cause its Affiliates not to, without the prior written consent of Buyer (which consent may be withheld for any reason), directly or indirectly, (i) engage in the Competing Business anywhere in the Restricted Territory, (ii) own any equity interest, or operate, control or participate (including as a joint venture partner, agent, representative, consultant or lender) in any Person that engages directly or indirectly in the Competing Business in the Restricted Territory, (iii) solicit any customers (or potential customers) of an Acquired Company or (iv) intentionally interfere with the business relationships between an Acquired Company and any of its customers or suppliers. For purposes of this Agreement, (A) “Competing Business” means the business of designing and manufacturing fire retardant and related products, and the research, development, testing, use, engineering, having made, supplying, importing, exporting, marketing, packaging, distributing, licensing, selling, offering for sale and commercialization of such products and (B) “Restricted Territory” means the United States of America and Canada.
(c)    Notwithstanding anything herein to the contrary, the prohibitions in Section 5.12(b) shall not apply to:

(i)    the continued involvement of any Key Seller or any of its Affiliates in all or any part of FWIG, including without limitation serving in any capacity as a director, officer, employee, consultant, or representative;
(ii)    any acquisition (whether through the acquisition of assets, securities or other ownership interests or a merger, consolidation, share exchange, business combination, reorganization, recapitalization or other similar transaction) by any Key Seller or any of its Affiliates of all or any part of a business or Person that is engaged in the Competing Business where the revenues of the acquired Competing Business represent no more than ten (10)% of the aggregate consolidated revenues of such acquired business or Person, as applicable, for such business’s or Person’s most recently completed fiscal year; or
(iii)    the ownership by any Key Seller or any of its Affiliates, directly or indirectly, of less than five (5)% of any class of the securities of any Person traded on a national or international securities exchange.
(d)    Buyer and each Seller acknowledge that (i) the covenants set forth in this Section 5.12 are an essential element of this Agreement and that, but for these covenants, the parties would not have entered into this Agreement, and (ii) this Section 5.12 constitutes an independent covenant and shall not be affected by performance or nonperformance of any other provision of this Agreement, any Ancillary Document or any other document contemplated by this Agreement.
(e)    It is the intention of the Parties that if any restriction or covenant contained in this Section 5.12 is held to cover a geographic area or to be for a length of time which is not permitted by applicable Law, or in any way construed to be too broad or to any extent invalid, such restriction or covenant shall not be construed to be null, void and of no effect, but to the extent such restriction or covenant would be valid or enforceable under applicable Law, a court of competent jurisdiction shall construe and interpret or reform this Section 5.12 to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained in this this Section 5.12) that would be valid and enforceable under such applicable Law.
Section 5.13    Confidentiality. From and after the Closing, each Seller shall, and shall cause its Affiliates and Representatives to, keep confidential any and all non-public information relating to the Acquired Companies; provided, however, that each Seller shall not be liable hereunder with respect to any disclosure to the extent such disclosure is determined by Seller (with the advice of counsel) to be required by any applicable Law or Governmental Order. In the event that any Seller or any of their respective Affiliates or Representatives are required by any applicable Law or Governmental Order to disclose any such non-public information, such Seller shall, (i) to the extent permissible by such applicable Law or Governmental Order, provide Buyer with prompt written notice of such requirement, (ii) disclose only that information that such Seller determines (with the advice of counsel) is required by such applicable Law or Governmental Order to be disclosed and (iii) use reasonable efforts to preserve the confidentiality of such non-public information, including by, at Buyer’s request, reasonably cooperating with Buyer to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded such non-public information. Notwithstanding the foregoing, such non-public information shall not include information that (A) is or becomes available to the public after the Closing other than as a result of a disclosure by any Seller or any of their respective Affiliates or Representatives in breach of this Section 5.13 or (B) becomes available to any Seller or any of their respective Affiliates or Representatives after the Closing from a source other than Buyer or its Affiliates or Representatives if the source of such information is not known by such Seller or its Affiliates or Representatives to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, Buyer or its Affiliates with respect to such information. In addition, at the Closing, Seller will assign to the relevant Acquired Company all of its rights under each nondisclosure, confidentiality or similar agreement entered into in connection with or otherwise in contemplation of the sale by Sellers of the Acquired Companies and the other transactions contemplated by this Agreement, and Section 5.13 of the Disclosure Statement sets forth a complete and correct list of all such agreements.
Section 5.14    Treatment of Certain Contracts.
(a)    All Contracts between an Acquired Company, on the one hand, and any of their respective Affiliates, on the other hand, other than any Contracts (a) listed on Section 5.14(a) of the Disclosure Statement or (b) to which only Acquired Companies are party, shall be terminated as of the Closing Date, and all obligations and Liabilities thereunder shall be deemed to have been satisfied.
(b)    At the Closing, Sellers shall, and shall cause their respective Affiliates to, terminate the FNA LLC Agreement and the FRS LLC Agreement.
(c)    At the Closing, Buyer and the Sellers shall, and shall cause their respective Affiliates to, take all actions reasonably required to keep in place and in good standing the Acquired Companies’ equipment line of credit with Bank of America, National Association (the “Equipment Line of Credit”) through the Closing. Sellers acknowledge and agree that they have taken all actions reasonably required to maintain the Equipment Line of Credit through the Closing.
ARTICLE VI
INDEMNIFICATION
Section 6.01    Survival. The representations and warranties contained in this Agreement or any certificate or other instrument delivered by or on behalf of a Party pursuant to this Agreement shall survive indefinitely, except that (a) the representations and warranties contained in Section 3.03(c), Section 3.03(d), Section 3.03(e), Section 3.03(f), and Section 3.03(g) shall survive the Closing and shall remain in full force and effect until the date that is twelve (12) months from the Closing Date (the “Non-Fundamental Representations”) and (b) the representations and warranties contained in Section 3.03(h) shall survive the Closing and shall remain in full force and effect until sixty (60) days after the expiration of the applicable statute of limitations. Each of the covenants and other agreements contained in this Agreement shall survive the Closing until fully performed in accordance with its terms. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of such survival period and such claims shall survive until finally resolved.
Section 6.02    Indemnification by Sellers. Subject to the other terms and conditions of this Article VI, from and after Closing, Sellers shall indemnify Buyer and its Affiliates and their respective Representatives, successors and permitted assigns (collectively, the “Buyer Indemnitees”) against, and shall hold each Buyer Indemnitee harmless from and against, any and all Losses incurred or sustained by, or imposed upon, any Buyer Indemnitee based upon, arising out of, with respect to or by reason of:
(a)    with respect to FRS Sellers: (i) for any inaccuracy in or breach of any of the representations or warranties of FRS Sellers contained in this Agreement or in any Ancillary Document; and (ii) for any inaccuracy in or breach of any of the representations or warranties of FRS contained in this Agreement or in any Ancillary Document;
(b)    with respect to FNA Sellers: (i) for any inaccuracy in or breach of any of the representations or warranties of FNA Sellers contained in this Agreement or in any Ancillary Document; and (ii) for any inaccuracy in or breach of any of the representations or warranties of FNA contained in this Agreement or in any Ancillary Document;
(c)    any breach or non-fulfillment of any covenant, agreement or obligation to be performed by such Seller pursuant to this Agreement or any Ancillary Document;
(d)    any Recoverable Leakage;
(e)    (i) with respect to any Seller, any Fraud by or on behalf of such Seller or (ii) any Fraud committed by or on behalf of the Companies;
(f)    any inaccuracy or omission in the Sellers Allocation Schedule or the spreadsheets delivered pursuant to the Paying Agent Agreement, including any amounts set forth therein that are paid (by the Paying Agent or otherwise) to a Person in excess of the amounts such Person is entitled to receive pursuant to the terms of this Agreement or any amounts a Person was entitled to receive pursuant to the terms of this Agreement that were omitted from the Sellers Allocation Schedule or the spreadsheets delivered pursuant to the Paying Agent Agreement; or
(g)    any claims or threatened claims by any actual or purported Seller relating to any alleged action or failure to act on its behalf by Sellers Representative.
Section 6.03    Indemnification by Buyer. Subject to the other terms and conditions of this Article VI, from and after Closing, Buyer shall indemnify each Seller and its Affiliates and their respective Representatives, successors and permitted assigns (collectively, the “Seller Indemnitees”) against, and shall hold each Seller Indemnitee harmless from and against, any and all Losses incurred or sustained by, or imposed upon, any Seller Indemnitee based upon, arising out of, with respect to or by reason of:
(a)    any inaccuracy in or breach of any of the representations or warranties of Buyer contained in this Agreement or any Ancillary Document; or
(b)    any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement or any Ancillary Document; or
(c)    any Fraud committed by or on behalf of Buyer.

Section 6.04    Certain Limitations. The party making a claim under this Article VI is referred to as the “Indemnified Party”, and the party against whom such claims are asserted under this Article VI is referred to as the “Indemnifying Party.” The indemnification provided for in Section 6.02 and Section 6.03 shall be subject to the following limitations:
(a)    The aggregate amount of all Losses for which any Seller shall be liable pursuant to Sections 6.02(a), 6.02(b), or 6.02(c) (other than any Loss related to any breach of Section 5.12) shall not exceed that portion of the Purchase Price received by such Seller. The aggregate amount of all Losses for which Buyer shall be liable pursuant to Section 6.03 shall not exceed the Purchase Price.
(b)    No Indemnifying Party shall be entitled to indemnification with respect to any claims or Losses based upon, resulting from, arising out of or relating to any inaccuracy in or breach of any Non-Fundamental Representations until the aggregate amount of all applicable Losses with respect to such indemnification exceeds $500,000, in which event the applicable Indemnifying Party shall be required to pay or be liable for all such Losses from the first dollar; provided, however, that the foregoing limitation shall not apply to Losses based upon, arising out of, with respect to or by reason of any Fraud by the applicable Indemnifying Party.
(c)    Payments by an Indemnifying Party pursuant to Section 6.02 or Section 6.03 in respect of any Loss shall be limited to the amount of any Liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment actually received by the Indemnified Party in respect of any such claim.
(d)    No Seller shall be obligated to make any indemnification payments pursuant to this Article VI until the date that is six (6) months after the Closing Date, which Buyer acknowledges is in accordance with the restriction on transferability of the CMI Shares.
(e)    Payments by an Indemnifying Party pursuant to Section 6.02 or Section 6.03 in respect of any Loss shall be reduced by an amount equal to any Tax benefit realized in cash in the year of such Loss or, if later, by the year of the indemnity payment with respect to such Loss (determined on a “with and without” basis) as a result of such Loss by the Indemnified Party.
(f)    In no event shall any Indemnifying Party be liable to any Indemnified Party for any punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value or any damages based on any type of multiple, except to the extent that (i) the Indemnified Party is held liable to any Person for such losses or (ii) in the case of incidental, consequential, special or indirect damages, such damages were reasonably foreseeable.
(g)    Each Indemnified Party shall take, and cause its Affiliates to take, all reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach that gives rise to such Loss; provided that, other than with respect to third party insurers, the Indemnified Parties shall not have any obligation to seek any claim against any other Person.

(h)    For the purposes of determining whether a breach of representation or warranty has occurred for the purposes of Section 6.02(a) or Section 6.02(b) and calculating the amount of Losses related thereto, any qualification as to materiality, “Material Adverse Effect” or any other similar qualification or standard contained in Article III of this Agreement shall be disregarded.
(i)    No Seller shall exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or other right or remedy against the Companies in connection with any indemnification obligation or any other liability to which any Seller may become subject under or in connection with this Agreement.
Section 6.05    Indemnification Procedures. All claims for indemnification pursuant to this Article VI shall be made in accordance with the procedures of this Section 6.05.
(a)    If any Indemnified Party receives notice of the assertion or commencement of any Legal Proceeding made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third-Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Third-Party Claim in reasonable detail to the extent known by Indemnified Party and shall indicate the estimated amount, if reasonably estimable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party, to assume the defense of any Third-Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel that is reasonably satisfactory to the Indemnified Party, and the Indemnified Party shall cooperate in good faith in such defense; provided, however, that such Indemnifying Party shall not have the right to control the defense of any Third-Party Claim unless the Indemnifying Party (i) gives written notice to the Indemnified Party stating that the applicable Indemnifying Party would be liable under the provisions hereof for indemnity in the amount of such Third-Party Claim if such Third-Party Claim were valid and that the Indemnifying Party disputes and intends to defend against such Third-Party Claim, at the Indemnifying Party’s own cost and expense (which notice, for the avoidance of doubt, shall not constitute an admission of Liability or a statement against the interests of such Indemnifying Party in respect of the matters subject to such claim) and (ii) provides assurance reasonably acceptable to such Indemnified Party that such indemnification will be fully and promptly paid if required and such Indemnified Party will not incur cost or expense during the proceeding; provided, further, that such Indemnifying Party shall not have the right to control the defense of any Third-Party Claim that (i) seeks any injunctive or other equitable relief or involves any criminal allegations against the Indemnified Party, (ii) seeks monetary damages the amount of which (when taken together with all other Third-Party Claims) would reasonably be expected to exceed any limitation on the amount of Losses for which the Indemnifying Party is responsible hereunder or, (iii) if the Indemnifying Party is a Seller, has been brought by or on behalf of any customer or supplier of the Acquired Companies or Buyer. In the event that the Indemnifying Party assumes the defense of any Third-Party Claim, subject to Section 6.05(b) it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third-Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right, at its own cost and expense, to participate in the defense of any Third-Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof; provided, however, that if, in the reasonable opinion of counsel to the Indemnified Party, (A) there are legal defenses available to the Indemnified Party that are different from or additional to those available to the Indemnifying Party or (B) there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, the Indemnifying Party shall be liable for the reasonable fees and expenses of separate counsel (including advancement thereof) to the Indemnified Party in each jurisdiction in which the Indemnified Party reasonably determines counsel is required. If the Indemnifying Party elects not to assume the defense of such Third-Party Claim, fails to diligently prosecute the defense of such Third-Party Claim or fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, the Indemnified Party may, subject to Section 6.05(b), the Indemnified Party may (i) control the defense of such Third-Party Claim with counsel of its choosing, and the Indemnifying Party shall be liable for the fees and expenses of counsel (including advancement thereof) to the Indemnified Party in each jurisdiction in which the Indemnified Party reasonably determines counsel is required and (ii) pay, compromise, defend such Third-Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third-Party Claim. Sellers and Buyer shall cooperate with each other in all reasonable respects in connection with the defense of any Third-Party Claim, including making available records relating to such Third-Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third-Party Claim. The Indemnified Party or Indemnifying Party, as the case may be, that is controlling such defense shall keep the other Indemnified Party or Indemnifying Party, as applicable, reasonably advised of the status of such Legal Proceeding and the defense thereof and shall consider in good faith any recommendations made by such Party with respect thereto.
(b)    Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third-Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), except as provided in this Section 6.05(b). If a firm offer is made to settle a Third-Party Claim without leading to Liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all Liabilities and obligations (including equitable remedies) in connection with such Third-Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within five (5) Business Days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third-Party Claim and in such event, the maximum Liability of the Indemnifying Party as to such Third-Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer and also fails to assume defense of such Third-Party Claim, the Indemnifying Party may settle the Third-Party Claim upon the terms set forth in such firm offer to settle such Third-Party Claim. If the Indemnified Party has assumed the defense pursuant to Section 6.05(a), it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed).

(c)    Any claim by an Indemnified Party on account of a Loss which does not result from a Third-Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail to the extent known by Indemnified Party and shall indicate the estimated amount, if reasonably estimable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have thirty (30) days after its receipt of such notice to respond in writing to such Direct Claim. During such thirty (30)-day period, the Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance (including reasonable access to the applicable premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request. If the Indemnifying Party does not so respond within such thirty (30)-day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.
Section 6.06    Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the Parties as an adjustment to the aggregate Purchase Price payable pursuant to this Agreement for Tax purposes, unless otherwise required by applicable Law.
Section 6.07    Exclusive Remedies. Subject to Section 8.11, the Parties acknowledge and agree that from and after Closing their sole and exclusive remedy with respect to any and all claims (other than claims arising from Fraud) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Section 6.07. In furtherance of the foregoing, each party hereby waives, from and after Closing, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other Parties and their Affiliates and each of their respective Representatives arising under or based upon any Law, except pursuant to Section 8.11 or the indemnification provisions set forth in this Article VI. Notwithstanding anything to the contrary in this Agreement (including in this Section 6.07), nothing in this Agreement shall limit any Person’s right to specific performance, injunctive or other equitable relief to which any Person shall be entitled or to seek any remedy on account of Fraud by any Party.
ARTICLE VII
SELLERS REPRESENTATIVE
Section 7.01    Appointment of Sellers Representative. By virtue of the approval of this Agreement and without any further action of any of the Sellers or the Acquired Companies, each Seller hereby irrevocably consents to the appointment of Michael Ashker as Sellers Representative and as such as his/her/its attorney-in-fact and agent, with full power of substitution, to act for and on behalf of such

Seller with respect to any matter arising under or in connection with this Agreement or the Ancillary Documents.
Section 7.02    Authority of Sellers Representative. Sellers Representative shall have authority to, among other things, on behalf of all or any Sellers: (a) engage attorneys, accountants and agents at the expense of the Sellers; (b) negotiate any dispute which may arise under Article II, and compromise or settle any such dispute; (c) exercise or refrain from exercising any remedies available to the parties under Article II; (d) sign any releases or other documents with respect to any dispute or remedy referenced in clause (b) or (c) above; (e) waive any condition, obligation, right or remedy contained in this Agreement or any Ancillary Document; (f) consummate the transactions contemplated hereunder; (g) give such instructions and do such other things and refrain from doing such other things, on behalf of Sellers, as Sellers Representative in his sole discretion deems necessary or appropriate with respect to the provisions of this Agreement, the Paying Agent Agreement, and the Ancillary Documents; and (h) exercise the Acceleration Option.
Section 7.03    Reliance on Sellers Representative. Buyer shall have the right to rely conclusively upon all actions taken or omitted to be taken by Sellers Representative pursuant to or in connection with this Agreement or any Ancillary Document, without any duty of Buyer to make further inquiry as to the authority of Sellers Representative (Buyer being entitled to assume Sellers Representative is authorized to act as long as his actions are consistent with this Article VII), all of such actions or omissions legally binding upon each of the Sellers. Any payment by Buyer to the Paying Agent for the benefit of Sellers under this Agreement shall be considered a payment by Buyer to Sellers.
Section 7.04    Appointment of New Sellers Representative. Michael Ashker will serve as Sellers Representative until his resignation. Upon the resignation of Michael Ashker as Sellers Representative, Sellers entitled to receive the majority of the Closing Payment shall select a new Sellers Representative upon not less than ten (10) days’ prior written notice to Buyer; provided, that no such resignation shall become effective until the appointment of a successor Sellers Representative. Each time a new Sellers Representative is appointed pursuant to this Agreement, such representative shall accept such position in writing. Until Buyer receives the foregoing written notice, Buyer will be entitled to assume that the Person acting as Sellers Representative is the duly authorized Sellers Representative.
Section 7.05    Reimbursement and Liability of Sellers Representative. Sellers Representative will serve as Sellers Representative without compensation; provided, however, that each Seller agrees to reimburse Sellers Representative for such Seller’s Pro Rata Share of all reasonable out-of-pocket expenses incurred by Sellers Representative in the performance of its duties under this Agreement. Sellers Representative will not be personally liable as Sellers Representative to any Seller for any act done or omitted under this Agreement as Sellers Representative while acting in good faith and in the exercise of reasonable judgment. Sellers will severally (but not jointly) indemnify Sellers Representative and hold Sellers Representative harmless against any Losses incurred without negligence or bad faith on the part of Sellers Representative and arising out of or in connection with the acceptance or administration of Sellers Representative’s duties under this Agreement.
Section 7.06    Sellers Representative Fund. Prior to the Closing, the Companies may transfer a portion of their cash to an account to be maintained by Sellers Representative (the “Sellers Representative Fund”) for use by Sellers Representative to pay: (i) all costs and expenses incurred by Sellers Representative in connection with the exercise by it of the authority granted to it herein (including reasonable attorneys’ fees and expenses, the fees and expenses of any accountants or other professional advisors retained by Sellers Representative and any portion of the fees and expenses of third parties for which Sellers Representative is responsible hereunder , including any fees of the Paying Agent other than the initial setup fees paid by Buyer pursuant to Section 2.03(a)); and (ii) if so elected by Sellers Representative, any indemnification claim(s) for which Sellers are obligated to indemnify buyer under Article VI. Any cash transferred by the Companies to the Sellers Representative Fund shall be consider Leakage for all purposes of this Agreement. Sellers Representative will deliver any remaining balance of the Sellers Representative Fund to the Paying Agent for further distribution to Sellers (based upon each Sellers’ allocable share of the Closing Payment set forth on the Seller Allocation Schedule) any remaining portion of the Sellers Representative Fund at such time as Sellers Representative deems appropriate in its sole discretion. Thereafter, for any expenses incurred or amounts paid by Sellers Representative in accordance with the terms of this Agreement, upon written notice of Sellers Representative, each Seller shall promptly reimburse Sellers Representative for such Seller’s Pro Rata Share of such expenses or payments.
ARTICLE VIII
MISCELLANEOUS
Section 8.01    Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred; provided, however, that Buyer shall be responsible for all filing and other similar fees payable in connection with any filings or submissions under the HSR Act.
Section 8.02    Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third (3rd) day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.02):

If to any Seller or Sellers Representative:	Michael Ashker [*** - personal information]
with a copy to:	Quarles & Brady LLP [*** - personal information]
If to Buyer:	Compass Minerals International, Inc. [*** - personal information]
with a copy to:	Cleary Gottlieb Steen & Hamilton LLP [*** - personal information]
Section 8.03    Interpretation; Construction. For purposes of this Agreement: (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole; (d) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other item extends and shall not simply mean “if”; (e) “Dollars” and “$” shall mean United States Dollars; and (f) “any” shall mean “any and all”. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Schedules and Exhibits mean the Articles and Sections of, and Schedules and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Schedules and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.
Section 8.04    Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.
Section 8.05    Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.
Section 8.06    Entire Agreement. This Agreement and the Ancillary Documents constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous representations, warranties, understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement, and those in the Ancillary Documents, the Exhibits and Schedules (other than an exception expressly set forth as such in the Schedules), the statements in the body of this Agreement will control.
Section 8.07    Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that notwithstanding anything contrary in this Agreement, Buyer may, without the prior written consent of any other party, assign (i) its rights under this Agreement, in whole or in part, to one or more of its Affiliates, and (ii) all or any part of its right to purchase the Units to Koch Industries, Inc. or one or more of its Affiliates (“Koch”) but only for those Units for which a Closing Cash Payment is made. No assignment shall relieve the assigning party of any of its obligations hereunder.
Section 8.08    No Third-Party Beneficiaries. Except as provided in Section 6.02, Section 6.03 and Section 8.13, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
Section 8.09    Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each Party. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.
Section 8.10    Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.
(a)    This Agreement and all matters, claims, controversies, disputes, suits, actions or proceedings arising out of or relating to this Agreement and the negotiation, execution or performance of this Agreement or any of the transactions contemplated hereby, including all rights of the parties (whether sounding in contract, tort, common or statutory law, equity or otherwise) in connection therewith, shall be interpreted, construed and governed by and in accordance with, and enforced pursuant to, the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than those of the State of New York.
(b)    ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY MAY BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE COURTS OF THE STATE OF NEW YORK IN EACH CASE LOCATED IN THE CITY OF NEW YORK

AND COUNTY OF NEW YORK, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.
(c)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE ANCILLARY DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.10(c).
Section 8.11    Remedies; Specific Performance.
(a)    The Parties agree that irreparable damage and harm would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that, although monetary damages may be available for such a breach, monetary damages would be an inadequate remedy therefor. Accordingly, each of the Parties agrees that, in the event of any breach or threatened breach of any provision of this Agreement by such Party, the other Party shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent or restrain breaches or threatened breaches hereof and to specifically enforce the terms and provisions hereof in addition to any other remedy to which they are entitled at law or in equity, without the requirement of providing or posting any bond or other security.
(b)    Except as otherwise provided in this Agreement, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy expressly conferred hereby, and the exercise by a party of any one such remedy will not preclude the exercise of any other such remedy.
Section 8.12    Counterparts. This Agreement and any Ancillary Document may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement or document. A signed copy of this Agreement or any

Ancillary Document delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement or such Ancillary Document for all purposes.
Section 8.13    Conflict Waiver; Attorney-Client Privilege.
(a)    Each of the Parties acknowledges and agrees, on its own behalf and on behalf of its directors, members, shareholders, partners, officers, employees and Affiliates, that:
(i)    Quarles & Brady LLP has acted as counsel to each Company and its Affiliates (individually and collectively, the “Seller Group”) in connection with the negotiation, preparation, execution and delivery of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby. Buyer agrees, and shall cause each Company to agree, that, following consummation of the transactions contemplated hereby, such representation and any prior representation of each Company by Quarles & Brady LLP (or any successor) (the “Seller Group Law Firm”) shall not preclude Seller Group Law Firm from serving as counsel to the Seller Group or any director, manager, member, shareholder, partner, officer or employee of the Seller Group, in connection with any litigation, dispute, claim or obligation arising out of or relating to this Agreement or the Ancillary Documents and the transactions contemplated hereby and thereby.
(ii)    Buyer shall not, and shall cause each Company not to, seek or have Seller Group Law Firm disqualified from any such representation based on the prior representation of either Company by Seller Group Law Firm. Each of the Parties hereby consents thereto and waives any conflict of interest arising from such prior representation, and each of such parties shall cause any of its Affiliates to consent to waive any conflict of interest arising from such representation. Each of the parties acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that the parties have consulted with counsel or have been advised they should do so in connection herewith. The covenants, consent and waiver contained in this Section 8.13(a) shall not be deemed exclusive of any other rights to which the Seller Group Law Firm is entitled whether pursuant to law, contract or otherwise.
(b)    All communications prior to Closing between the Seller Group or each Company, on the one hand, and Seller Group Law Firm, on the other hand, relating to the negotiation, preparation, execution and delivery of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby (the “Privileged Communications”) shall be deemed to be attorney-client privileged and the expectation of client confidence relating thereto shall survive Closing, and from and after Closing shall belong solely to the Seller Group and shall not pass to or be claimed by Buyer or the relevant Company. Accordingly, Buyer and each Company shall not have access to any Privileged Communications or to the files of Seller Group Law Firm relating to such engagement from and after Closing. Without limiting the generality of the foregoing, from and after the Closing, (i) the Seller Group (and not Buyer or either Company) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of Buyer or either Company shall be a holder thereof, (ii) to the extent that files of Seller Group Law Firm in respect of such engagement constitute property of the client, only the Seller Group (and not Buyer nor either Company) shall hold such property rights and (iii) Seller Group Law Firm shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to Buyer or either Company by reason of any attorney-client relationship between Seller Group Law Firm and either Company or otherwise. Notwithstanding the foregoing, in the event that after Closing a dispute arises between Buyer or its Affiliates (including each Company), on the one hand, and a third party other than any of the Seller Group, on the other hand, Buyer and its Affiliates (including each Company) may assert the attorney-client privilege to prevent disclosure of confidential communications to such third party; provided, however, that neither Buyer nor any of its Affiliates (including each Company) may waive such privilege without the prior written consent of the Seller Group, which consent shall not be unreasonably withheld, conditioned or delayed. In the event that Buyer or any of its Affiliates (including each Company) is legally required by Governmental Order or otherwise legally required to access or obtain a copy of all or a portion of the Privileged Communications, to the extent (x) permitted by applicable Law, and (y) advisable in the opinion of Buyer’s counsel (which may be in-house counsel), then Buyer shall immediately (and, in any event, within ten (10) Business Days) notify Seller in writing so that Seller can seek a protective order. In furtherance of the foregoing, each of the parties agrees that (i) no waiver is intended by failing to remove all Privileged Communications from each Company’s files and computer systems, and (ii) after Closing the parties will use commercially reasonable efforts to take the steps necessary to ensure the Privileged Communications are held and controlled by Seller. Buyer agrees that after Closing none of Buyer, each Company, or their Affiliates will (i) access or review the Privileged Communications in connection with any action, litigation, claim, or dispute against or involving the Seller or any of its Affiliates or (ii) use or assert the Privileged Communications against the Seller or any of its Affiliates in any action, litigation, claim, or dispute against or involving the Seller or any of its Affiliates.
(c)    This Section 8.13 is intended for the benefit of, and shall be enforceable by, Seller Group Law Firm. This Section shall be irrevocable, and no term of this Section may be amended, waived or modified, without the prior written consent of Seller Group Law Firm.
Section 8.14    Non-recourse. Notwithstanding anything to the contrary herein, this Agreement may only be enforced against, and any Legal Proceeding that may be based upon, arise out of, or relate to this Agreement, the negotiation, execution or performance of this Agreement of the transactions contemplated hereby, may only be brought against the entities that are expressly named as Parties in such entity’s capacity as such, and then only with respect to the specific obligations set forth herein with respect to such Party. No past, present or future director, officer, employee, incorporator, manager, direct or indirect member, partner, stockholder, Affiliate, agent, attorney or other Representative of any Party or of any Affiliate of any Party, or any of their successors or permitted assigns, shall have any Liability for any obligations or Liabilities of any Party under this Agreement or for any Legal Proceeding (whether at law or in equity, in tort, contract or otherwise) based on, in respect of or by reason of the transactions contemplated hereby or in respect of any covenants, representations, warranties or statements (whether written or oral, express or implied) made or alleged to have been made in connection herewith.
(signature page follows)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their duly authorized representatives.

SELLERS:
/s/ Robert Burnham ROBERT BURNHAM	/s/ Christie Burnham CHRISTIE BURNHAM
THE SCHNARR 2008 REVOCABLE TRUST DATED JANUARY 29, 2008
/s/ Gerald Geissler GERALD GEISSLER	By: /s/ Michael Schnarr Name: Michael Schnarr Title: Trustee
/s/ Dennis Hulbert DENNIS HULBERT	/s/ Michael Ashker MICHAEL ASHKER
AGILITY PARTNERS, INC.
/s/ Kathryne Jobson KATHRYNE JOBSON	By: /s/ Michael Ashker Name: Michael Ashker Title: President
/s/ Angie Wilkening ANGIE WILKENING	/s/ William Darlington WILLIAM DARLINGTON
/s/ William Collard WILLIAM COLLARD	/s/ Hollis Gailey HOLLIS GAILEY COLLARD
CDH HOLDINGS, LLC
By: /s/ Cody Hodgson Name: Cody Hodgson Title: Manager	/s/ David Simpson DAVID SIMPSON

[Signature Page to Membership Interest Purchase Agreement]

/s/ Adonica Simpson ADONICA SIMPSON	/s/ Dr. Larry Ashker DR. LARRY ASHKER
INGA AND TOM COMMUNITY INVESTMENTS
/s/ Dylan Delaney DYLAN DELANEY	By: /s/ Tom Poss Name: Tom Poss Title: General Partner
/s/ Tyler Kavanaugh TYLER KAVANAUGH	/s/ Stephen Miller STEPHEN MILLER
E-PEAK, LLC
/s/ Joseph McLellan JOSEPH MCLELLAN	By: /s/ Jim Marsh Name: Jim Marsh Title: Manager
/s/ John Wall JOHN WALL	/s/ Travis Marsh TRAVIS MARSH
EAGLE MOUNTAIN CONSULTING, LLC
/s/ Zachary McKennedy ZACHARY MCKENNEDY	By: /s/ Harlan Johnson Name: Harlan Johnson Title: CEO
/s/ Erin Keller ERIN KELLER	/s/ Bret Scholl BRET SCHOLL
/s/ Brian Shinault BRIAN SHINAULT	/s/ Jason Bagley JASON BAGLEY
/s/ Andy Collins ANDY COLLINS	/s/ William Gregonis WILLIAM GREGONIS

[Signature Page to Membership Interest Purchase Agreement]

/s/ Bryant Schmitz BRYANT SCHMITZ	/s/ Michael White MICHAEL WHITE
/s/ Thomas Craig Davis THOMAS CRAIG DAVIS	/s/ Shayne Mclaughlin SHAYNE MCLAUGHLIN
ONCHART, LLC
/s/ Robert Baird ROBERT BAIRD	By: /s/ Bryant Schmitz Name: Bryant Schmitz Title: Manager
/s/ Ivan Kuhnhausen IVAN KUHNHAUSEN	/s/ Joseph Brian Hart JOSEPH BRIAN HART
/s/ Duane Gibson DUANE GIBSON	/s/ Theodore Brian Harris THEODORE BRIAN HARRIS
/s/ Claire Van Zuiden CLAIRE VAN ZUIDEN

[Signature Page to Membership Interest Purchase Agreement]

SELLERS REPRESENTATIVE:
/s/ Michael Ashker Michael Ashker

COMPANIES:
FORTRESS NORTH AMERICA, LLC By: /s/ Robert Burnham Name: Robert Burnham Title: Chief Executive Officer
FRS GROUP LLC By: /s/ Robert Burnham Name: Robert Burnham Title: Chief Executive Officer

[Signature Page to Membership Interest Purchase Agreement]

BUYER:
COMPASS MINERALS INTERNATIONAL, INC. By: /s/ James D. Standen Name: James D. Standen Title: Chief Commercial Officer

[Signature Page to Membership Interest Purchase Agreement]